Exhibit 99.1

Notice of Meeting

and Management Information Circular

for

Annual Meeting of Shareholders of

Claude Resources Inc.

to be held on Thursday, May 8, 2014

Table of Contents

Page

Notice of Annual Meeting of Shareholders	3
Letter to Shareholders	4
Solicitation of Proxies by Management	5
Appointment of Proxies	5
Revocability of Proxies	6
Exercise of Discretion with Respect to Proxies	6
Voting Securities and Principal Holders of Voting Securities	6
Business to be Transacted at the Meeting	6
Financial Statements	6
Election of Directors	7
Corporate Cease Trade Orders and Other Proceedings	14
Directors’ Attendance at Meetings	15
Appointment of Auditor	15
Shareholder Proposals	16
Corporate Governance	16
Committee Reports	16
Compensation and Other Information	22
Executive Compensation Discussion & Analysis	27
Termination Contracts	41
Performance Graph	42
Equity Compensation Plan Information	44
Management Stock Option Incentive Plan	45
Employee Share Purchase Plan	46
Indebtedness of Directors and Executive Officers	47
Directors’ and Officers’ Liability Insurance	48
Communication with the Board of Directors	48
Other Matters	48
Additional Information	48
Directors’ Approval	48
Appendices
Appendix A - Corporate Governance Disclosure Required Under NI 58-101	49
Appendix B - Board of Directors Charter	53

CLAUDE RESOURCES INC.

Notice of Annual Meeting of Shareholders

TAKE NOTICE that the Annual Meeting (the "Meeting") of the shareholders of CLAUDE RESOURCES INC. (the "Corporation") will be held at the Saskatoon Club, Upper Lounge, 417 - 21st Street East, Saskatoon, Saskatchewan, on Thursday the 8th day of May, 2014 at the hour of 10:00 a.m. (Saskatoon time) for the following purposes:

1.	To receive and consider the report of the directors and audited consolidated financial statements for the year ended December 31, 2013, and the report of the auditor thereon;

2.	To elect directors for the ensuing year;

3.	To appoint the auditor for the ensuing year and to authorize the directors of the Corporation to fix their remuneration; and,

4.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Particulars of the matters referred to above are set forth in the accompanying Management Information Circular.

Shareholders who are unable to attend the Meeting are requested to date, sign and return the enclosed form of proxy to Valiant Trust Company, 310, 606 - 4th Street SW, Calgary, Alberta T2P 1T1, in the enclosed self-addressed envelope or to the Chair of the Corporation at Suite 200, 224 - 4th Avenue South, Saskatoon, Saskatchewan, S7K 5M5, not less than 24 hours prior to the time of the Meeting or any adjournment thereof.

DATED at the City of Saskatoon, in the Province of Saskatchewan, this 28th day of March, 2014.

BY ORDER OF THE BOARD OF

DIRECTORS

Ted J. Nieman, Q.C.

Chair

March 28, 2014

Dear Shareholder:

It is my pleasure to invite you to attend the annual meeting of shareholders of Claude Resources Inc. (“Claude”), which will be held on Thursday, May 8, 2014 in Saskatoon at the Saskatoon Club, Upper Lounge, 417 - 21st Street East at 10:00 a.m. It is an opportunity for the directors and Management of Claude to meet with you, our shareholders. At the meeting, we will report to you on Claude’s performance in 2013 and our plans for the future.

Included in this package are Claude’s 2014 Notice of Meeting, Management Information Circular, a form of Proxy, and Mail List Request Form. These materials describe the business to be dealt with at the meeting and provide you with additional information about Claude and its directors and executive officers. Please exercise your rights as shareholders either by attending the meeting in person or by using the enclosed request for voting instructions or form of Proxy.

I thank you for your interest and confidence in Claude and I urge you to exercise your right to vote.

Sincerely,

CLAUDE RESOURCES INC.

Ted J. Nieman, Q.C.

Chair of the Board of Directors

CLAUDE RESOURCES INC.

Management Information Circular

For the Annual Meeting of Shareholders

to be held on May 8, 2014

SOLICITATION OF PROXIES BY MANAGEMENT

This Management Information Circular is furnished in connection with the solicitation of proxies by or on behalf of the management of Claude Resources Inc. (the "Corporation") for use at the Annual Meeting (the "Meeting") of the shareholders of the Corporation. The information contained herein is current as of March 28, 2014, unless otherwise indicated. The Meeting will be held at the Saskatoon Club, Upper Lounge, 417 - 21st Street East, Saskatoon, Saskatchewan, on May 8, 2014, 10:00 a.m. (Saskatoon time) for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders (the "Notice"). It is expected that the solicitation of proxies will be primarily by mail. Management of the Corporation may also solicit proxies in person, by telephone, telecopier, e-mail or other electronic or telecommunication devices. The cost of solicitation by or on behalf of Management of the Corporation (“Management”) will be borne by the Corporation.

The Corporation has distributed copies of the Notice, this Management Information Circular and the form of proxy (collectively, the "Documents") to clearing agencies, securities dealers, banks and trust companies or their nominees ("Intermediaries"), for onward distribution to shareholders of the Corporation whose shares are held by or in the custody of those Intermediaries ("Non-Registered Shareholders"). The Intermediaries are required to forward the Documents to Non-Registered Shareholders.

The solicitation of proxies from Non-Registered Shareholders will be carried out by Intermediaries or by the Corporation if the names and addresses of Non-Registered Shareholders are provided by the Intermediaries. The cost of solicitation will be borne by the Corporation.

Non-Registered Shareholders who wish to file proxies should follow the directions of the Intermediary with respect to the procedure to be followed. Generally, Non-Registered Shareholders will either:

(a)	be provided with a form of proxy executed by the Intermediary, but otherwise not completed. A Non-Registered Shareholder may complete the proxy and return it directly to the Corporation; or

(b)	be provided with a request for voting instructions. The Intermediary is required to send to the Corporation an executed form of proxy completed in accordance with any voting instructions received by it.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation. A shareholder has the right to appoint a person, who need not be a shareholder, as nominee to attend and act for such shareholder and on such shareholder’s behalf at the Meeting, other than the persons designated in the enclosed form of proxy. A shareholder desiring to appoint some other person as a representative at the Meeting may do so either by inserting such person's name in the blank space provided in the form of proxy or by completing another proper form of proxy and, in either case, delivering the completed form of proxy to Valiant Trust Company, 310, 606 - 4 Street SW, Calgary, Alberta T2P 1T1, in the enclosed self-addressed envelope or to the Chair of the Corporation at Suite 200, 224 - 4th Avenue South, Saskatoon, Saskatchewan, S7K 5M5, not less than 24 hours prior to the time of the Meeting or any adjournment thereof. Proxies not delivered by the time specified may not be treated as valid for purposes of the Meeting. A shareholder may also vote using the internet at www.valianttrust.com to transmit their voting instructions.

REVOCABILITY OF PROXIES

A shareholder may revoke a proxy:

(a)	by depositing a written notice of revocation executed by the shareholder or the shareholder’s attorney authorized in writing:

(i)	at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof; or
(ii)	with the chair of the Meeting on the day of the Meeting or any adjournment thereof; or

(b)	in any other manner permitted by law.

EXERCISE OF DISCRETION WITH RESPECT TO PROXIES

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted FOR the matters referred to in the Notice.

The enclosed form of proxy confers a discretionary authority upon the persons named therein to vote the shares represented thereby as such persons consider best with respect to amendments or variations to matters identified in the Notice, and with respect to other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On March 28, 2014, there were 188,155,978 common shares in the capital stock of the Corporation ("common shares") issued and outstanding. Each common share carries the right to one vote. No other voting securities of the Corporation are currently issued and outstanding.

The Board of Directors of the Corporation (the "Board") has fixed April 8, 2014 as the record date for determining shareholders entitled to receive notice of the Meeting. A person shown as a shareholder of record as of the close of business on April 8, 2014 shall be entitled to vote the common shares registered in such person’s name on that date, except to the extent that the person has transferred the ownership of any of such person’s shares after April 8, 2014 and the transferee of those shares produces a properly endorsed share certificate(s) or otherwise establishes that the transferee owns such shares and demands, not later than 10 days before the Meeting, that the transferee’s name be included in the list of shareholders for purposes of the Meeting, in which event the transferee shall be entitled to vote such shares at the Meeting.

To the knowledge of the directors and executive officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Corporation.

BUSINESS TO BE TRANSACTED AT THE MEETING

This Management Information Circular contains information relating to the receipt of the Corporation’s audited consolidated financial statements, the election of directors and the appointment of the auditor of the Corporation.

FINANCIAL STATEMENTS

It is necessary at annual meetings that the shareholders of the Corporation receive and consider the consolidated financial statements for the most recently completed fiscal year of the Corporation together with the auditor’s report on such consolidated financial statements. Reference is made to the consolidated financial statements and auditor’s report with respect to the fiscal year ended December 31, 2013. Receipt and review, at the Meeting, of the auditor’s report and the Corporation's consolidated financial statements will not constitute approval or disapproval of any matters referred to therein. These audited consolidated financial statements form part of the 2013 Annual Report, copies of which are available on SEDAR at www.sedar.com and may also be obtained from the Corporate Secretary upon request and will be available at the Meeting.

ELECTION OF DIRECTORS

Management of the Corporation proposes to nominate, and the persons named in the accompanying form of proxy intend to vote in favour of the election, as directors of the Corporation, the persons named below (each, a “Nominee”). Unless otherwise indicated, all of the nominees are now directors and have been for the periods indicated. Each director elected will hold office until the next annual meeting or until his or her successor is elected or appointed, unless his or her office is vacated in accordance with the by-laws of the Corporation or the Canada Business Corporations Act.

Management does not anticipate that any of the proposed nominees will, at the time of the Meeting, be unable to stand for election as a director. However, if any proposed nominee is unable to stand for election as a director, then the persons named in the enclosed proxy have the right to vote for any other alternate nominees in their sole discretion.

The following tables set forth the details with respect to each Nominee and is based upon information furnished by the Nominee concerned. The principal occupations, businesses or employments of each of the Nominees within the past five years are disclosed in brief biographies.

The tables also show the details regarding Board and committee membership and attendance, current directorships held in other public companies, previous voting results, the current share ownership, consisting of common shares beneficially owned, directly or indirectly or controlled or directed, options and deferred share units ("DSUs") (each equivalent to a common share). The tables also provide information on the total market value of the securities held and whether the Nominee's ownership meets the minimum shareholding requirement set by the Corporation. The share ownership requirement for directors is further described on page 24.

Majority voting

The Board has adopted a policy stipulating that if any incumbent director who is not elected by at least a majority (50% + 1 vote) of the votes cast with regard to his or her election will immediately tender his or her resignation to the Chair of the Board following the meeting. The Board will promptly consider the offer of resignation and decide whether to accept or reject the resignation. The Board will act within 90 days following certification of the shareholder vote. The Board’s decision to accept or reject the resignation offer will promptly be disclosed to the public by press release. The policy does not apply in circumstances involving contested director elections.

Ted J. Nieman, Q.C. Age: 63 Saskatoon (SK),Canada Director since: January 8, 2007 Independent Areas of Expertise: Legal Corporate Matters Governance Financing Business Management

Ted J. Nieman began his career with the law firm of Estey, Robertson, Muzyka, Beaumont, Barton & Bell in Saskatoon, Saskatchewan, Canada in 1973.  In 1993, Mr. Nieman joined Canpotex Limited (“Canpotex”), the offshore marketing company for the Saskatchewan potash producers, Agrium, Mosaic and Potash Corporation as General Counsel and Corporate Secretary.  In 1995, he was appointed Vice President and in 2001 he was appointed Senior Vice President.  He is a current member of the Canpotex Executive Management Group, and is a member of the board of directors of all Canpotex subsidiaries and affiliates. In 2012, Mr. Nieman was honored with a Queen’s Counsel (Q.C.) designation in the province of Saskatchewan. Ted became a director of the Corporation in 2007 and was appointed Chair in 2011.

Public Board Membership During Last Five Years:

None

		Board / Committee Membership:				Attendance:
		Chair of the Board(1) Audit Committee Human Resources & Compensation Committee Nominating & Corporate Governance Committee (Chair) Safety, Health & Environmental Committee Reserves Committee				13 of 13 5 of 5 3 of 3 2 of 2 4 of 4 2 of 2		100%
		Voting Results of 2013 Annual & Special General Meeting:
		Votes For:		Votes Withheld:		Total Votes Cast:
		31,877,034	93.71%	2,139,353	6.29%	34,016,387
Securities Held as at December 31 (at a market value of $0.14 per Common Share for 2013):					Options Held (as at December 31):
Minimum Share Ownership: Attained
Year	Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total Value of Common Shares/DSUs	Number	Average Weighted Exercise Price	Total Exercisable	Value of Exercisable Options
2013	35,100	225,508	260,608	36,485	190,717	$1.45	190,717	Nil
2012	34,600	40,323	74,923	$41,208	190,717	$1.45	190,717	$500

(1)As Chair, Mr. Nieman is an Ex-Officio member of all the Committees of the Board and in this capacity attended 3 of 3 Human Resources & Compensation Committee meetings, 4 of 4 Safety, Health & Environmental Committee meetings and 2 of 2 Reserves Committee meetings.

Ronald J. Hicks, C.A. Age: 73 Saskatoon (SK), Canada Director since: May 9, 2006 Independent Areas of Expertise: Accounting Finance Governance Business Management

Ronald J. Hicks is a member of the Institute of Chartered Accountants of Saskatchewan (“ICAS”).  He joined Deloitte & Touche LLP in 1959 and was admitted to partnership in 1977 until his retirement in August 2000. In 2004, Mr. Hicks received the Distinguished Community Service Award from ICAS.  He is currently a Director Emeritus, Ducks Unlimited Canada. In 2013, Mr. Hicks was awarded the Queen Elizabeth II Diamond Jubilee medal for his contributions to conservation and his work with Ducks Unlimited Canada. In his career, he has served as director with Dickenson Mines Limited, KamKotia Mines Limited, Saskatchewan Government Insurance and Prairie Malt Limited.  Mr. Hicks served as Chairman of the Saskatchewan Roughrider Football Club (Saskatoon Committee), Ducks Unlimited (Saskatoon Committee), ICAS Public Practice Review and Appraisal Committee and Admissions Committee.  Ron became a director of the Corporation in 2006.

Public Board Membership During Last Five Years:

None

		Board / Committee Membership:				Attendance:
		Board Audit Committee (Chair) Human Resources & Compensation Committee Nominating & Corporate Governance Committee				13 of 13 5 of 5 3 of 3 2 of 2		100%
		Voting Results of 2013 Annual and Special General Meeting:
		Votes For:		Votes Withheld:		Total Votes Cast:
		32,361,913	95.14%	1,654,474	4.86%	34,016,387
Securities Held as at December 31 (at a market value of $0.14 per Common Share for 2013):
Minimum Share Ownership: Attained
Year	Common Shares (#)		DSUs (#)		Total Common Shares/DSUs (#)		Total Value of Common Shares/DSUs
2013	219,927		225,508		445,435		$62,361
2012	139,927		40,323		180,250		$99,138
Options Held (as at December 31):					Warrants Held (as at December 31):
Year	Number	Average Weighted Exercise Price	Total Exercisable	Value of Exercisable Options	Number	Average Weighted Exercise Price	Total Exercisable	Value of Exercisable Warrants
2013	200,717	$1.51	200,717	Nil	-	-	-	$0
2012	200,717	$1.51	200,717	$500	10,000	$1.60	10,000	$0

J. Robert Kowalishin, P.Eng.

Age: 74

Saskatoon (SK), Canada

Director since: March 20, 2007

Independent

Areas of Expertise:

Business Management

Organizational Reengineering

Strategic Planning

Health & Safety

J. Robert Kowalishin retired after a 42 year career with the Trane Company. He has held senior management positions in Canada and the United States, most recently District Manager of Trane's Ontario operations based in Toronto.  Previous to that, he served as Franchise Holder in Saskatoon (1972-1995), and Regional Manager responsible for Canada and North Eastern United States.  After retirement, he was a consultant and adviser to Trane's Leadership Development Program.  Mr. Kowalishin received his Bachelor of Science (Mechanical Engineering) from the University of Saskatchewan in 1962 and is a Life Member of the American Society of Heating, Refrigeration, and Air Conditioning Engineers and a Life Member of the Association of Professional Engineers and Geoscientists of Saskatchewan. Bob became a director of the Corporation in 2007.

Public Board Membership During Last Five Years:

None

		Board / Committee Membership:				Attendance:
		Board Audit Committee Safety, Health & Environmental Committee (Chair) Reserves Committee				13 of 13 5 of 5 4 of 4 2 of 2		100%
		Voting Results of 2013 Annual and Special General Meeting:
		Votes For:		Votes Withheld:		Total Votes Cast:
		32,380,857	95.19%	1,635,530	4.81%	34,016,387
Securities Held as at December 31 (at a market value of $0.14 per Common Share for 2013):					Options Held (as at December 31):
Minimum Share Ownership: Attained
Year	Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total Value of Common Shares/DSUs	Number	Average Weighted Exercise Price	Total Exercisable	Value of Exercisable Options
2013	62,118	225,508	287,626	$40,268	190,717	$1.54	190,717	Nil
2012	62,118	40,323	102,441	$56,343	190,717	$1.54	190,717	$500

Ray A. McKay Age: 73 La Ronge (SK), Canada Director since: May 8, 2007 Independent Areas of Expertise: Public Policy Human Resources Economic Development Business Management

Ray A. McKay began his career in Alberta as an educator in 1968, retiring as a principal in 1979. He then became the Executive Director for Saskatchewan Education, Training and Employment, Northern Education Services Branch in La Ronge, SK and in 1996 he became the Deputy Minister for the Government of Saskatchewan, Northern Affairs. He recently retired as the Chief Executive Officer (“CEO”) for Kitsaki Management Limited Partnership. Mr. McKay received numerous awards including the Educational Development Award, Keewatin Career Development Corporation, in recognition of “Dedication to the Development of Education and Training for the people of northern Saskatchewan”; the Bill Hansen Award, Interprovincial Association on Native Employment Inc. (I.A.N.E.), in recognition of “Outstanding Contribution to the Employment of Aboriginal People”; and the Commemorative Medal for the 125th Anniversary of Canadian Confederation, Government of Canada, for significant contribution to Canada, community and fellow Canadians. Ray became a director of the Corporation in May 2007.

Public Board Membership During Last Five Years:

None

		Board / Committee Membership:				Attendance:
		Board Human Resources & Compensation Committee Safety, Health & Environmental Committee Reserves Committee				12 of 13 3 of 3 4 of 4 2 of 2		95.45%
		Voting Results of 2013 Annual and Special General Meeting:
		Votes For:		Votes Withheld:		Total Votes Cast:
		32,360,013	95.13%	1,656,374	4.87%	34,016,387
Securities Held as at December 31 (at a market value of $0.14 per Common Share for 2013):					Options Held (as at December 31):
Minimum Share Ownership: Attained
Year	Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total Value of Common Shares/DSUs	Number	Average Weighted Exercise Price	Total Exercisable	Value of Exercisable Options
2013	30,000	225,508	255,508	$35,771	170,717	$1.59	170,717	Nil
2012	30,000	40,323	70,323	$38,678	170,717	$1.59	170,717	$500

Rita M. Mirwald, C.M. Age: 71 Saskatoon (SK), Canada Director since: January 1, 2011 Independent Areas of Expertise: Human Resources Public Relations Strategic Planning Governance

Ms. Mirwald retired from her role as Senior Vice President, Corporate Services at Cameco Corporation which she held since 1995. In this role she was responsible for brand and image development, communications, investor relations, human resources, and government and community liaison. She also played a leading role in the execution of Cameco’s training, employment and community investment programs for First Nations and Metis people of northern Saskatchewan.

In July 2010, Ms. Mirwald was appointed as a member of the Order of Canada.

Ms. Mirwald has a Bachelor of Arts degree and a Diploma of Education from University of Saskatchewan, a Master of Arts from University of Oregon and has completed the executive program at Queen’s University. She is past Chair of the Saskatchewan Institute of Public Policy and the Global Strategies Committee of the World Nuclear Association. Rita became a director of the Corporation in 2011.

Public Board Membership During Last Five Years:

None

		Board / Committee Membership:				Attendance:
		Board Human Resources & Compensation Committee (Chair) Nominating & Corporate Governance Committee Safety, Health & Environmental Committee				12 of 13 3 of 3 2 of 2 4 of 4		95.45%
		Voting Results of 2013 Annual and Special General Meeting:
		Votes For:		Votes Withheld:		Total Votes Cast:
		32,364,390	95.14%	1,651,997	4.86%	34,016,387
Securities Held as at December 31 (at a market value of $0.14 per Common Share for 2013):					Options Held (as at December 31):
Minimum Share Ownership: Attained
Year	Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total Value of Common Shares/DSUs	Number	Average Weighted Exercise Price	Total Exercisable	Value of Exercisable Options
2013	26,500	225,508	252,008	$35,281	90,717	$1.55	90,717	Nil
2012	26,500	40,323	66,823	$36,753	90,717	$1.55	90,717	$500

Michel Sylvestre,

M.Sc., P.Eng. (1)

Age: 58

Port Hope (ON), Canada

Director since: June 20, 2011

Not Independent, effective April 1, 2014

(Management)

Areas of Expertise:

Operations and Business Management

Health and Safety

Engineering and Technical

Governance

Strategic Planning

Mr. Sylvestre is currently the President and CEO for Castle Resources Inc. Castle Resources is an exploration and mine development company based in Toronto, Canada. Mr. Sylvestre holds an M.Sc. and a B.Sc. in Mining Engineering from McGill University and Queen’s University, respectively. He is also a member of the Professional Engineers of Ontario and the Canadian Institute of Mining. For most of his career, Mr. Sylvestre worked at Inco Ltd. where he most recently held senior management positions domestically and internationally. Most notably, he was the CEO of Vale Inco, New Caledonia, President Vale Inco, Manitoba Operations and Vice President of Operations PT Inco, Indonesia. Mr. Sylvestre also serves on the Boards of Castle Resources Inc., James Bay Resources and Wellgreen Platinum (formerly Prophecy Platinum Corp.) and brings over 35 years of mining experience to the Corporation. Michel became a director of the Corporation in 2011.

Public Board Membership During Last Five Years:

• James Bay Resources Ltd. (2011 - Present)

• Castle Resources Ltd. (2010 - Present)

• Wellgreen Platinum Ltd. (2012 - Present)

		Board / Committee Membership:				Attendance:
		Board Human Resources & Compensation Committee Safety, Health & Environmental Committee Reserves Committee				13 of 13 3 of 3 4 of 4 2 of 2		100%
		Voting Results of 2013 Annual and Special General Meeting:
		Votes For:		Votes Withheld:		Total Votes Cast:
		31,327,668	92.10%	2,688,719	7.90%	34,016,387
Securities Held as at December 31 (at a market value of $0.14 per Common Share for 2013):					Options Held (as at December 31):
Minimum Share Ownership: Attained
Year	Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total Value of Common Shares/DSUs	Number	Average Weighted Exercise Price	Total Exercisable	Value of Exercisable Options
2013	50,000	225,508	275,508	$38,571	90,717	$1.45	90,717	Nil
2012	50,000	40,323	90,323	$49,678	90,717	$1.45	90,717	$500

(1) Effective April 1, 2014, Mr. Sylvestre will assume the role of President and CEO of the Corporation on an interim basis. As President and CEO, Mr. Sylvestre will no longer be a member of any Board Committee but will attend meetings of all Committees by invitation, whenever possible.

Brian R. Booth, B.Sc., P.Geo. Age: 54 Vancouver (BC), Canada Director since: April 1, 2012 Independent Areas of Expertise: Mineral Exploration Business Management Strategic Planning Governance

Mr. Booth currently serves as the President and CEO of Pembrook Mining Corp., an exploration company based in Vancouver, BC, Canada. Mr. Booth holds a B.Sc in Geology from McGill University and is also a member of the Professional Geoscientists of Ontario. Mr. Booth began his career as a Geologist on the Casa Berardi gold discoveries in Quebec. He opened Inco's exploration office in Val d'Or, Quebec and is credited with the discovery of the Douay West gold deposit in 1990 and was subsequently appointed to the board of Societe D'Exploration Miniere Vior Inc. In 1994, as Inco's Manager Exploration, Eastern North America, he conducted the preliminary assessment of the Voisey's Bay Ni-Cu-Co discovery . He later relocated to Indonesia to manage Inco's exploration office in Jakarta during which time he was involved, through a joint venture with Highlands Gold, in the discovery of the Beutong copper porphyry in Sumatra. Mr. Booth served as the CEO and President of Lake Shore Gold Corp. and later as a Director. Mr. Booth who serves on the Boards of Pembrook Mining Corp., and Northern Superior Resources Inc. brings more than 30 years experience in mineral exploration throughout Canada, Europe and southeast Asia. Brian became a director of the Corporation in 2012.

Public Board Membership During Last Five Years:

• Northern Superior Resources Inc. (2007 - Present)

• Paget Minerals Corp. (2009 - 2011)

• Maxy Gold Corp. (2008 - 2010)

• Lake Shore Gold Corp. (2005 - 2008)

		Board / Committee Membership:				Attendance:
		Board Audit Committee Safety, Health & Environmental Committee Reserves Committee				10 of 13 4 of 5 4 of 4 2 of 2		83.33%
		Voting Results of 2013 Annual and Special General Meeting:
		Votes For:		Votes Withheld:		Total Votes Cast:
		32,404,179	95.26%	1,612,208	4.74%	34,016,387
Securities Held as at December 31 (at a market value of $0.14 per Common Share for 2013):					Options Held (as at December 31):
Minimum Share Ownership: Attained(1)
Year	Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total Value of Common Shares/DSUs	Number	Average Weighted Exercise Price	Total Exercisable	Value of Exercisable Options
2013	-	227,038	227,038	$31,785	71,239	$1.06	71,239	Nil
2012	-	41,853	41,853	$23,019	71,239	$1.06	71,239	$500

CORPORATE CEASE TRADE ORDERS and OTHER PROCEEDINGS

No proposed director has, within the 10 years prior to the date of this Management Information Circular, been a director or executive officer of any company that (i) was the subject of a cease trade order or similar order or an order that denied the Company access to any exemption under securities legislation for more than 30 consecutive days, (ii) was subject, after the proposed director ceased to be a director or executive officer, to a cease trade order or similar order or an order that denied the Company access to any exemption under securities legislation for more than 30 consecutive days that resulted from an event that occurred while that person was active in the capacity of director or executive officer, or (iii) during the tenure of the director or executive officer or within one year of the director or executive officer ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director has, within 10 years prior to the date of this Management Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

DIRECTORS’ ATTENDANCE AT MEETINGS

The following table summarizes the meetings of the Board and its Committees held for the year ended December 31, 2013.

Summary of Board and Committee Meetings held

Board of Directors	13
Audit Committee	5
Human Resources & Compensation Committee	3
Nominating & Corporate Governance Committee	2
Safety, Health & Environmental (SHE) Committee	4
Reserves Committee	2

The attendance of individual directors is set forth in the summaries under the heading “Election of Directors”.

The Board and its Committees may conduct “in camera” sessions at which no members of Management or non-independent directors are present. The in camera sessions of the Board are held at such times as the independent directors or the Chair of the Board determine advisable. The in camera sessions are intended not only to encourage the Board and its Committees to fully and independently fulfill their mandates, but also to facilitate the performance of their fiduciary duties on behalf of shareholders of the Corporation.

Directors Attendance at Annual Meeting

The Corporation encourages Board members to attend the Annual Meeting. At the last Annual Meeting held on May 9, 2013, all of the Board members attended.

APPOINTMENT OF AUDITOR

The Audit Committee and the Board of Directors of the Corporation recommend the reappointment of KPMG LLP Chartered Accountants as auditor of the Corporation. KPMG LLP Chartered Accountants were first appointed auditor in 1993. The persons named in the enclosed form of proxy intend to vote FOR the reappointment of KPMG LLP Chartered Accountants as auditors of the Corporation, to hold office until the next annual meeting of the shareholders, at a remuneration to be approved by the Audit Committee and the Board.

Auditor’s Fees

The aggregate fees for professional services rendered by KPMG LLP for the 2013 and 2012 fiscal years are shown in the table below:

	2013	2012
Audit fees(1)	$206,700	$441,000
Tax fees(2)	-	$37,000
Total	$206,700	$478,000

(1) Audit fees were for KPMG LLP services in respect of the audit of the December 31, 2013 consolidated financial statements.

(2) Tax fees in 2012 were for KPMG LLP services in respect of certain tax compliance and tax planning, including the St. Eugene Mining transaction.

Pre-Approval Policies & Procedures

The Audit Committee has adopted a policy that requires pre-approval by the Audit Committee of audit services and other services within permissible categories of non-audit services. The policy prohibits the Corporation from engaging the auditor for “prohibited” categories of non-audit services.

SHAREHOLDER PROPOSALS

The final date by which the Corporation must receive a proposal for any matter that a person entitled to vote at an annual meeting of the Corporation proposes to raise at the 2015 annual meeting of the Corporation is December 22, 2014.

CORPORATE GOVERNANCE

The Corporation, its Board and Management are committed to the highest standard of corporate governance. The Board, previously through its Nominating & Corporate Governance Committee, continually evaluates and enhances the Corporation’s corporate governance practices by monitoring regulatory developments in Canada and the United States affecting corporate governance and transparency of public company disclosure.

As a Canadian reporting issuer with securities listed on the TSX and registered with the U.S. Securities & Exchange Commission (“SEC”), the Corporation complies with the applicable regulatory requirements concerning corporate governance in both Canada and the United States.

In Canada, the Corporation complies with corporate governance rules of the Canadian securities regulatory authorities in all of the provinces of Canada. The Corporation discloses its corporate governance practices in accordance with National Instrument 58-101 (“NI 58-101”) in reference to the benchmarks set out in National Policy 58-201 “Corporate Governance Guidelines”.

In the United States, the Corporation is required to comply with the provisions of the Sarbanes-Oxley Act of 2002 and the rules adopted by the SEC pursuant to that Act as applicable to a foreign private issuer.

To comply with the applicable corporate governance standards and achieve those best practices, the Board has adopted “Corporate Governance Principles”, “Codes of Conduct”, and Board and Committee Charters.

In accordance with NI 58-101, the Corporation annually discloses information relating to its system of corporate governance. Details of the Corporation’s corporate governance practices are described in Appendix A to this Management Information Circular. Furthermore, in accordance with the requirements of NI 58-101, the text of the Board’s Charter is attached as Appendix B.

COMMITTEE REPORTS

The Board has established five committees to assist in exercising its responsibilities: the Audit Committee, the Human Resources & Compensation Committee, the Nominating & Corporate Governance Committee, the Safety, Health & Environmental Committee, and the Reserves Committee. Each committee has provided a report below which describes the composition of the committee, its responsibilities and key activities. On December 12, 2013 the Nominating & Corporate Governance Committee re-examined the Corporation’s committee structure and determined that the Nominating & Corporate Governance Committee and Reserves Committee should be disbanded, effective January 1, 2014. The duties and responsibilities of these committees have been assumed by the Board.

Audit Committee

The Board has determined that all of the members of the Audit Committee (sometimes referred to in this section as the “Committee”) are independent directors under applicable laws, rules and regulations in Canada and the United States. The Board has determined that each member of the Audit Committee is “financially literate” within the meaning of the rules of the Canadian securities regulatory authorities in all of the provinces of Canada relating to audit committees. The Board has determined that Ronald J. Hicks, C.A. (Chair) qualifies as an “audit committee financial expert” as defined by rules of the SEC.

This Committee is responsible for assisting the Board in its oversight of the integrity of the Corporation’s financial statements, the qualifications, performance and independence of the external auditor, KPMG LLP, the adequacy and effectiveness of internal controls, and compliance with legal and regulatory requirements. The Committee has the authority to retain and set the compensation of independent counsel and other external advisors as it deems necessary at the expense of the Corporation.

The Committee is responsible for recommending the appointment and revocation of the appointment of the external auditor and for recommending the external auditor’s remuneration. The Committee is directly responsible for the oversight of the work of the external auditor, including resolution of differences between Management and the external auditor regarding financial reporting. It has sole authority to approve all audit engagement fees and terms, as well as the provision of any legally permissible non-audit services provided by the external auditor, and has established policies and procedures for the pre-approval of audit and legally permissible non-audit services. The Committee is responsible for reviewing the independence and objectivity of the external auditor, including reviewing any relationships between the external auditor and the Corporation that may affect the external auditor’s independence and objectivity. The Committee is also charged with reviewing any audit issues raised by the external auditor and Management’s response thereto. The Committee has the authority to communicate directly with the external auditors.

Management of the Corporation is responsible for the preparation, presentation and integrity of the Corporation’s financial statements and for maintaining appropriate accounting and financial reporting principles, policies, internal controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations. The external auditor is responsible for planning and carrying out, in accordance with professional standards, an audit of the Corporation’s annual financial statements. The Committee is responsible for reviewing the adequacy and effectiveness of these activities.

In addition, the Committee has established a Whistleblower Policy which contains procedures for the receipt and resolution by the Corporation of complaints concerning accounting, auditing, internal accounting controls or other matters, as well as procedures for the confidential and anonymous submission by employees or others of concerns regarding these matters.

For further information relating to the Audit Committee and the Corporation’s external auditor, please refer to the section entitled “Audit Committee” in the Corporation’s annual information form dated March 28, 2014, which has been filed with securities regulators on SEDAR at www.sedar.com.

Annually, the Committee reviews its Charter and its own effectiveness in fulfilling its mandate. The Committee is satisfied that it has appropriately fulfilled its mandate to the best of its ability for the year ended December 31, 2013.

The Committee met five times this year and its key activities are summarized below:

•	reviewed and discussed with Management the quarterly financial statements and reviewed and discussed with Management and KPMG LLP the annual audited financial statements for the year ended December 31, 2012;

•	recommended for approval by the Board the quarterly unaudited financial statements, the audited financial statements for the year ended December 31, 2012, earnings releases on quarterly and annual results, the 2012 Annual Information Form, the 2012 Annual Report, the 2012 Information Circular and the Corporation’s annual report on Form 40-F for the year ended December 31, 2012 to be filed with the SEC. The Committee’s recommendations were based on the reports and discussions described in this report and subject to the limitations on the role and responsibilities of the Committee in its charter;
•	discussed with KPMG LLP their responsibilities in performing an audit in accordance with Canadian generally accepted auditing standards and the design of the audit. The objectives of the audit are to express opinions on the fairness of the presentation in the Corporation’s consolidated financial statements;
•	discussed with KPMG LLP matters arising from the audit that are required to be discussed under Canadian generally accepted auditing standards as adopted by the PCAOB;
•	received the written disclosures and the letter from KPMG LLP required by Canadian generally accepted auditing standards, and by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, as adopted by the PCAOB, which disclose all relationships between the Corporation and its related entities and the external auditor and its related entities that, in the external auditor’s judgment, may reasonably be thought to bear on its independence, and which confirm the independence of KPMG LLP from the Corporation. In connection with its assessment of the independence of the external auditor, the Committee has discussed with KPMG LLP that firm’s independence;
•	as part of its oversight responsibility, the Committee requires that Management implement and maintain appropriate internal control procedures, including internal control over financial reporting. During the year, the Committee reviewed and monitored the Corporation’s compliance with the certification requirements of Section 404 of the Sarbanes-Oxley Act of 2002;
•	met two times with KPMG LLP without Management present to discuss and review specific issues as the Committee deemed appropriate;
•	reviewed the performance of KPMG LLP;
•	approved policies and procedures for the pre-approval of services to be performed by KPMG LLP and pre-approved all engagements with the external auditor, KPMG LLP, reviewed the scope of the annual audit examination, received summaries of observations and recommendations regarding accounting and reporting matters arising from the year-end audit, and approved all fees of KPMG LLP;
•	discussed with Management and KPMG LLP significant estimates and areas of judgement regarding accounting principles and financial statement presentation and the overall quality of its financial reporting;
•	received regular updates from Management on changes to accounting standards; reviewed and approved changes to accounting policies and monitored the implementation of International Financial Reporting Standards;
•	reviewed the Corporation’s major financial risk exposures and the steps Management has taken to monitor and control such exposure;
•	approved, subject to Board and shareholder approval, the selection of KPMG LLP as the Corporation’s external auditors; reviewed Management’s analysis of commitments and contingencies, if any;
•	monitored Management’s improvement of supply chain management system;
•	received regular reports from the Corporation’s Disclosure Committee;
•	received regular updates from Management on debt covenant compliance;
•	reviewed correspondence between the Corporation and SEC; and
•	received updates from Management on the implementation of the SEC’s Extensible Business Reporting Language (“Xbrl”) initiatives.

This report has been adopted and approved by the members of the Audit Committee.

Members: Ronald J. Hicks, C.A. (Chair), Ted J. Nieman, Q.C., J. Robert Kowalishin and Brian Booth.

Human Resources & Compensation Committee

The Human Resources & Compensation Committee (sometimes referred to in this section as the “Committee”) is responsible for advising the Board on compensation and human resources principles, as well as related policies, programs and practices designed to achieve the strategic goals and financial objectives of the Corporation. The Committee also makes recommendations to the Board on the compensation of directors and executive Management, including the CEO and those executives whose compensation is set forth in the Committee’s Report on Executive Compensation.

The amount of compensation for the CEO is based on the Committee’s assessment of the CEO’s performance against the Corporation’s annual goals and objectives. Compensation for the Senior Vice President & Chief Operating Officer and Vice Presidents is based on the recommendation from the CEO.

The Committee also reviews and approves succession plans, leadership development and executive compensation disclosure.

The Board recognizes the importance of appointing to the Committee knowledgeable and experienced individuals who have the background in executive compensation necessary to fulfill the Committee’s obligation to the Board and shareholders. All of the Committee members have experience in the area of executive compensation through their roles as senior leaders in other businesses. The Committee has an annual work plan which is reviewed and updated as necessary.

The Committee recognizes that independence from Management is fundamental to its effectiveness in managing executive compensation programs. Accordingly, the Committee was composed solely of independent directors. At each of its meetings the Committee has the opportunity to hold an “in-camera” session without Management present. The Committee chose to do so twice during the year.

The Committee has sole authority to retain and approve the fees of any independent compensation consultant to assist in determining compensation for executives of the Corporation. During the year, the Committee engaged the services of Mercer (Canada) Limited ("Mercer") an independent compensation consultant, to provide advice and counsel on executive and director compensation and other matters. The Chair of the Committee has direct access to the independent consultant. During 2013 the fees for consultant services amounted to $10,983 (2012 - $56,744).

The Committee reviews its Charter annually and assesses its effectiveness in fulfilling its mandate. The Committee is satisfied that it has appropriately fulfilled its mandate to the best of its ability for the year ended December 31, 2013.

The Committee met three times in 2013 and carried out the following key activities as part of its annual work plan:

•	retained Mercer as an independent human resources consultant, to review the Corporation's compensation philosophy, programs and practices, where necessary;
•	monitored emerging market trends, developments in compensation design, practices and disclosure;
•	stress-tested the target award levels, weighting of performance objectives, and individual and corporate performance measures under the Short-Term and Long-Term Incentive Plans and approved changes to the target award levels for implementation in 2013;
•	reviewed both internal and external comparator benchmarking analysis for director’s compensation and recommended to the Board no change in directors’ compensation for 2014;
•	recommended to the Board certain 2014 corporate goals and objectives that are the key performance guidelines for the executive compensation program;
•	reviewed corporate performance against the goals and objectives approved by the Board;
•	assessed the annual performance of the CEO against corporate goals and objectives;

•	reviewed base salary changes, short-term incentive awards and long-term incentive awards for the CEO, Senior Vice President & Chief Operating Officer and Vice Presidents;
•	reviewed the succession plans for executive Management to ensure effective leadership development is in place;
•	reviewed quarterly Management reports on Enterprise Risk Management;
•	reviewed employment contracts for the CEO, Senior Vice President & Chief Operating Officer and Vice Presidents;
•	reviewed the Committee Chair position description;
•	reviewed the mandate of the Committee; reviewed and approved executive compensation disclosure included in this Management Information Circular; and,
•	submitted its recommendations regarding the above matters to the Board for approval, where required.

This report has been adopted and approved by the members of the Human Resources & Compensation Committee.

Members: Rita M. Mirwald (Chair); Ray A. McKay, Ronald J. Hicks, C.A., Mike Sylvestre and Ted J. Nieman, Q.C. (Ex-Officio).

Nominating & Corporate Governance Committee

The Nominating & Corporate Governance Committee (sometimes referred to in this section as the “Committee”) is responsible for establishing the Corporation’s governance policies and practices, identifying individuals qualified to become members of the Board, reviewing the composition of the Board and its Committees, recommending certain Board and Committee meeting venues and monitoring compliance with the Corporation’s Code of Ethics.

The Committee establishes and recommends to the Board the qualifications and attributes that individuals should have in order to be nominated for election or re-election as a corporate director. The Committee reviews the appropriateness of both the Board’s current size and its composition as a whole.

The Committee has developed a process for assessing the performance and effectiveness of the Board and its Committees which includes annual performance reviews.

The Committee recognizes that independence from Management is fundamental to its effectiveness. Accordingly, the Committee is comprised solely of independent directors. At each of its meetings the Committee has the opportunity to hold an “in-camera” session without Management present.

Annually, the Committee reviews its Charter and its own effectiveness in fulfilling its mandate. The Committee is satisfied that it has appropriately fulfilled its mandate to the best of its ability for the year ended December 31, 2013.

The Committee met two times in 2013 and its key activities are summarized below:

•	reviewed and recommended to the Board the appointment of the Chair of the Board, the composition of Board committees and the appointment of their respective Chairs;
•	reviewed the current Board and Committee size and composition;
•	reviewed the Corporation’s Code of Ethics Policy and Conflict of Interest Reports;
•	reviewed the Corporation's Corporate Governance Principles and Independence Standards;
•	reviewed and updated the Committee Chair and Board Chair position descriptions;
•	conducted the annual evaluation of effectiveness of the Board, its Chair and its Committees;
•	monitored the training and educational initiatives undertaken by each director;
•	continued to monitor applicable legislation and best practices directives relating to corporate governance in general;

•	reviewed the mandate of the Committee;
•	reorganized the Corporation's committee structure resulting in the dissolution of this Committee and the Reserves Committee and the continuance of their respective mandates by the independent directors of the Board; and
•	submitted its recommendations regarding the above matters to the Board for approval, where required.

This report has been adopted and approved by the independent directors of the Board.

Members: Ted J. Nieman, Q.C., Ronald J. Hicks, C.A., J. Robert Kowalishin, Ray A. McKay, Rita M. Mirwald, Mike Sylvestre and Brian Booth.

Safety, Health & Environmental Committee

The Safety, Health & Environmental Committee (sometimes referred to in this section as the “Committee”) is responsible for the review of safety, health and environmental policies and programs, to oversee the Corporation’s safety, health and environmental performance, to monitor current and future regulatory issues and to make recommendations, where appropriate, on significant matters in respect of safety, health and environmental matters to the Board.

The Committee recognizes that independence from Management is fundamental to its effectiveness. Accordingly, the Committee was composed solely of independent directors. At each of its meetings the Committee has the opportunity to hold an “in-camera” session without Management present.

Annually, the Committee reviews its Charter and its own effectiveness in fulfilling its mandate. The Committee is satisfied that it has appropriately fulfilled its mandate to the best of its ability for the year ended December 31, 2013.

The Committee met four times in 2013 and its key activities are summarized below:

•	reviewed Safety, Health and Environmental Policies to ensure Claude is not only compliant with all regulations but strives to be a leader in this area;
•	monitored progress in the development and implementation of the Safety, Health and Environmental Management System;
•	reviewed all safety, health and environmental contraventions and orders, if and when issued, by regulatory agencies and monitored remediation;
•	reviewed all incident reports and statistics; reviewed minutes of all internal OH&S committee meetings;
•	received quarterly Management certification that all required environmental reporting requirements had been met;
•	reviewed reports of regular, documented fire drills and monitored remediation of camp fire protection and alarm systems;
•	monitored relevant reports, publications and statistics from governmental regulatory agencies and industry peer groups;
•	reviewed quarterly Management reports on Enterprise Risk Management;
•	monitored relevant data and reports from outside consultants engaged in environmental and safety compliance issues; reviewed/monitored decommissioning plan submissions to and communications with Saskatchewan and Ontario regulatory authorities;
•	received quarterly Management updates on duty to consult initiatives and licensing applications;
•	monitored training initiatives and opportunities;
•	reviewed the mandate of the Committee;
•	reviewed the Chair position description; and
•	submitted its recommendations regarding the above matters to the Board for approval, where required.

This report has been adopted and approved by the members of the Safety, Health & Environmental Committee.

Members: J. Robert Kowalishin (Chair), Ray A. McKay, Rita M. Mirwald, Mike Sylvestre, Brian Booth and Ted Nieman, Q.C. (Ex-Officio).

Reserves Committee

The Reserves Committee (sometimes referred to in this section as the “Committee”) is responsible for the annual review of the Corporation’s Mineral Reserves and Mineral Resources; the integrity of the Corporation’s reserves evaluation and reporting system; the Corporation’s compliance with legal and regulatory requirements related to reserves evaluation, preparation and disclosure; the qualifications and independence, if applicable, of the Corporation’s Qualified Persons; the adequacy of performance of the Corporation’s independent engineering consultants; and the business practices and ethical standards of the Corporation in relation to the preparation and disclosure of reserves.

The Committee recognizes that independence from Management is fundamental to its effectiveness. Accordingly, the Committee is comprised solely of independent directors. At each of its meetings the Committee has the opportunity to hold an “in-camera” session without Management present.

Annually, the Committee reviews its Charter and its own effectiveness in fulfilling its mandate. The Committee is satisfied that it has appropriately fulfilled its mandate to the best of its ability for the year ended December 31, 2013.

The Committee met twice in 2013 and its key activities are summarized below:

•	reviewed updates to the December 31, 2012, Mineral Reserves and Mineral Resources estimate of the Seabee Properties;
•	reviewed the mandate of the Committee;
•	requested an external audit of the Mineral Reserves and Mineral Resources estimation procedures on the Seabee Gold Properties;
•	reviewed the Committee Chair position description;
•	reviewed updates to the December 31, 2012 Mineral Reserves and Mineral Resources estimate of the Seabee Properties which incorporated the findings of the Stantec Pre-feasibility study on the Santoy Gap deposit;
•	reorganized the Corporation’s Committee structure resulting in the dissolution of this Committee and the continuance of their respective mandates by the independent directors of the Board; and
•	submitted its recommendations regarding the above matters to the Board for approval, where required.

This report has been adopted and approved by the independent directors of the Board.

Members: Ted J. Nieman, Q.C., Ronald J. Hicks, C.A., J. Robert Kowalishin, Ray A. McKay, Rita M. Mirwald, Mike Sylvestre and Brian Booth.

COMPENSATION AND OTHER INFORMATION

Board of Directors’ Compensation

Compensation Philosophy and Objectives:

The philosophy and benchmarking with respect to director compensation is the same as for executive compensation, as discussed on page 27. The director compensation program is designed to attract and retain highly qualified individuals with the capability to meet the demanding responsibilities of Board members. The Human Resources & Compensation Committee (sometimes referred to in this section as the “Committee”) believes that the combination of share ownership guidelines plus the greater emphasis on the equity component of director compensation as well as the requirement for directors to retain all DSUs until retirement effectively aligns the interests of directors with those of its shareholders. The Committee believes that the director compensation program provides for competitive and reasonable compensation levels.

The Board follows a formal performance assessment process to ensure director effectiveness and encourage director engagement.

Review and Assessment:

The Human Resources & Compensation Committee reviews director compensation once a year and recommends updates to the Board for approval when considered appropriate or necessary to recognize the workload, time commitment and responsibility of Board and committee members.

In December 2012 the Board engaged Mercer to update their independent review of director compensation using the same comparator companies referenced in the discussion of executive compensation. Based on the benchmarking study, Mercer recommended no change to the existing director compensation structure for 2013. However, given the share price performance, the Committee recommended, and the Board approved, a $25,000 reduction to the equity component of total direct compensation. In addition, for 2013, the Board approved a recommendation from the Committee that all of the directors’ equity compensation would be awarded in the form of DSUs.

Director Compensation for 2013:

Annual Retainer:	Chair of the Board - $40,000;
Chair of the Audit Committee - $32,500;
Chair of the SHE Committee - $27,500;
Chair of HRC Committee - $27,500;
Chair of NCG Committee - $25,000;
Chair of Reserves Committee - $25,000; and

Director - $20,000.

Attendance fees:	$1,000 for each Board meeting;
$1,000 for each Committee meeting, other than the Audit Committee; and
$1,500 for each Audit Committee meeting.

Equity Compensation:	Up to $62,500 fully-vested common share stock options; and
$62,500 fully-vested DSUs, or combination thereof. Both stock options and DSUs are to be granted to each director as of January 1 of each year.

In 2013, the Committee recommended and the board approved a reduction of $25,000, to $100,000 in the equity component of director compensation - all of which are to be delivered in the form of DSUs.

Directors are reimbursed for certain travel and other expenses incurred in attending meetings and the performance of their duties.

Deferred Share Unit Plan:

Effective January 1, 2012, the Board implemented a Deferred Share Unit Plan (“DSUP”) for the Corporation’s non-executive directors. Unless otherwise approved by the Board, each director is required to receive at least 50 percent of their equity compensation in the form of DSUs.

The purpose of the DSUP is to enhance the Corporation’s ability to attract and retain talented individuals to serve as directors and to promote a greater alignment of interests between directors and shareholders of the Corporation by linking a portion of annual director compensation to the future value of the Corporation’s common shares.

DSUs are only redeemable once a director ceases to serve as a director, at which point they are paid out in cash. The value of the DSU at the time it is granted or redeemed for cash is calculated as the volume weighted average trading price of the common shares on the TSX on the last 20 trading days prior to the grant or redemption.

DSUs credited to a director are counted as common shares when determining whether a director has met minimum share ownership guidelines.

Share Ownership Guidelines:

Directors were required to hold at least 80,000 common shares or DSUs within five years of joining the Board. The Board believes this contributes to the goal of aligning the interests of directors with those of shareholders. In 2014, the Committee recommended and the Board approved increasing director share ownership requirements as follows:

Chair: 3 times annual retainer; and,

Director: 2 times annual retainer.

Further, each director should achieve this level of ownership within four years of joining the board.

Compensation Details

The following table provides a detailed breakdown of the fees earned, before withholdings, by non-employee directors for the year ended December 31, 2013. Annual and committee retainers are paid quarterly.

	Fee Breakdown						Allocation of total Fees
Name	Board Retainer		Board/ Committee Chair retainer ($)	Board attendance fees ($)	Committee attendance fees ($)	Total fees earned ($)	In cash ($)	In equity ($)
	Equity Component ($)	Cash Component ($)
Ted J. Nieman	100,000	20,000	25,000	13,000	18,500	176,500	76,500	100,000
Ronald J. Hicks	100,000	20,000	12,500	13,000	12,500	158,000	58,000	100,000
J. Robert Kowalishin	100,000	20,000	7,500	13,000	13,500	154,000	54,000	100,000
Ray A. McKay	100,000	20,000	-	12,000	9,000	141,000	41,000	100,000
Rita M. Mirwald	100,000	20,000	7,500	12,000	9,000	148,500	48,500	100,000
Mike Sylvestre	100,000	20,000	5,000	13,000	9,000	147,000	47,000	100,000
Brian Booth	100,000	20,000	-	10,000	12,000	142,000	42,000	100,000

Outstanding Option and Share-Based Awards

The following table shows all option and share-based awards outstanding at December 31, 2013 that were granted to non-executive directors. The value of unexercised in-the-money options at December 31, 2013, is the difference between the exercise price of the options and the fair market value of the Corporation’s common shares at year end, which was $0.14.

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of units of shares that have not vested (#)	Market or payout value of share-based awards ($)	Market or payout value of vested share based awards ($)
Ted J. Nieman	60,000 10,000 10,000 10,000 10,000 20,000 70,717	1.59 1.39 0.50 1.24 1.03 2.20 1.36	Jan 8, 2017 Jan 1, 2018 Jan 5, 2019 Jan 1, 2020 Feb 26, 2020 Jan 1, 2021 Jan 1, 2019	- - - - - - -	- - - - - - -	31,571	31,571
Totals	190,717			-	-	31,571	31,571
Ronald J. Hicks	10,000 60,000 10,000 10,000 10,000 10,000 20,000 70,717	1.75 1.72 1.39 0.50 1.24 1.03 2.20 1.36	May 9, 2016 Jan 1, 2017 Jan 1, 2018 Jan 5, 2019 Jan 1, 2020 Feb 26, 2020 Jan 1, 2021 Jan 1, 2019	- - - - - - - -	- - - - - - - -	31,571	31,571
Totals	200,717			-	-	31,571	31,571
J.Robert Kowalishin	60,000 10,000 10,000 10,000 10,000 20,000 70,717	1.86 1.39 0.50 1.24 1.03 2.20 1.36	Mar 20, 2017 Jan 1, 2018 Jan 5, 2019 Jan 1, 2020 Feb 26, 2020 Jan 1, 2021 Jan 1, 2019	- - - - - - -	- - - - - - -	31,571	31,571
Totals	190,717			-	-	31,571	31,571
Ray A. McKay	60,000 10,000 10,000 20,000 70,717	1.76 1.39 1.24 2.20 1.36	May 8, 2017 Jan 1, 2018 Jan 1, 2020 Jan 21, 2021 Jan 1, 2019	- - - - -	- - - - -	31,571	31,571
Totals	170,717			-	-	31,571	31,571
Rita M. Mirwald	20,000 70,717	2.20 1.36	Jan 1, 2021 Jan 1, 2019	- -	- -	31,571	31,571
Totals	90,717			-	-	31,571	31,571
Mike Sylvestre	20,000 70,717	1.75 1.36	June 20, 2021 Jan 1, 2019	- -	- -	31,571	31,571
Totals	90,717			-	-	31,571	31,571
Brian R. Booth	71,239	1.06	April 3, 2019	-	-	31,785	31,785
Totals	71,239			-	-	31,785	31,785

The following table provides information regarding the share value vested or earned for each non-executive director during the year ended December 31, 2013.

	Value Vested or Earned During the Year
Name (a)	Option-based awards - Value Vested during the year ($) (b)	Share-based awards - Value Vested during the year ($) (c)	Non-equity incentive plan Compensation - Value earned during the year ($) (d)
Ted J. Nieman	-	100,000	-
Ronald J. Hicks	-	100,000	-
J. Robert Kowalishin	-	100,000	-
Ray A. McKay	-	100,000	-
Rita M. Mirwald	-	100,000	-
Mike Sylvestre	-	100,000	-
Brian Booth	-	100,000	-

Director Compensation for 2014

In December 2013 the Board reviewed an internal benchmarking analysis of director compensation using the same comparator companies referenced in the discussion of executive compensation.

Based on this benchmarking study, the Committee believes director compensation levels were reasonable. However, given the share-price performance, the Board approved the Committee recommendation to reduce the equity component of total direct compensation by $25,000. Further, the Board approved a recommendation from the Committee that all of the directors’ equity compensation would continue to be awarded in the form of DSUs. The Committee believes the use of DSUs better links director interests with those of the Corporation’s shareholders (see “Chair Realizable Pay Analysis” below).

Chair Realizable Pay Analysis

As with executive compensation, the Committee focuses on total director compensation (retainer, meeting fees and the total grant date value of stock options or DSUs granted for that fiscal year) in structuring the director compensation program. In addition to reviewing total director compensation, the Committee also believes that it is important to review and assess “realizable” compensation. Realizable compensation approximates the directors’ “actual pay” and is comprised of retainer, meeting fees and the change in intrinsic value of exercisable options or DSUs. As shown in the chart below, based upon a combination of actual stock price performance, the realizable compensation of the Company’s chair for 2013 was meaningfully lower than the values reported in the Compensation detail above.

Director Equity Compensation Hedging

Pursuant to the Corporation’s policy, directors are not permitted to engage in short selling in shares or purchase financial instruments (including, for greater certainty, puts, options, calls, prepaid variable formal contracts, equity swaps, collars or units of exchange funds) that are designed to hedge or offset a change in the market value of common shares or other securities held by a director.

EXECUTIVE COMPENSATION DISCUSSION & ANALYSIS

The Corporation’s executive compensation practices and programs support our strategic growth and operational excellence goals, which are focused on increasing shareholder value. Compensation is aligned with our risk management processes to ensure there is an appropriate balance between risk and reward. The program is also designed to attract, engage and retain talented executives who have the capability to manage the Corporation’s assets in order to build and sustain shareholder value.

Our philosophy is to compensate executives with:

•	compensation levels and opportunities that are sufficiently competitive to facilitate recruitment and retention of executives, while being fair and reasonable to shareholders;
•	compensation programs that reinforce the Corporation’s business strategy by rewarding the achievement of key metrics and operational performance objectives, both annual and long-term;
•	compensation that is responsive to the commodity-based cyclical business environment by emphasizing operational performance measures over performance measures that are more directly influenced by gold prices;
•	compensation programs that align executives' long-term financial interests with those of the Corporation's shareholders by emphasizing incentives in the long-term;
•	compensation programs that support the management of risk and ensure management's plans are focused on generating shareholder value within a risk controlled environment; and
•	compensation that is transparent so that both executives and shareholders understand the executive compensation program (e.g., how the program works, the goals it seeks to promote and the compensation levels and opportunities provided).

At-Risk Pay

In determining the appropriate compensation mix, consideration is given to the proportion of pay that should be at risk, based on the executive’s ability to affect the Corporation’s results, as well as the compensation mix for similar positions in the Corporation’s comparator group. Generally, the more senior the position, the greater the officer’s total compensation is “at-risk”. The Human Resources & Compensation Committee (referred to in this section as the “Committee”) generally sought to balance the Named Executive Officer (“NEO”) target compensation components at 20 to 22% short-term cash compensation and 30 to 45% long-term equity compensation in the form of stock options or Restricted Share Units (see Amendments to Long-Term Incentive Program on page 37). If the NEO’s or the Corporation’s performance is poor, the value of “at-risk” compensation will decrease and conversely, if the NEO’s or Corporation’s performance is strong, the value of “at-risk” compensation will increase.

The following charts outline the Corporation’s targeted current mix of fixed and at-risk pay within the Corporation’s executive compensation plan:

(1)	For the President and CEO, individual performance and corporate performance is weighted at 25% and 75%, respectively.
(2)	For the Senior Vice President & Chief Operating Officer individual performance and corporate performance is weighted at 30% and 70%, respectively.
(3)	For Other NEOs, individual performance and corporate performance is weighted at 35% and 65%, respectively.

Benchmarking

The Committee believes that it is appropriate to establish compensation levels based in part on benchmarking against similar companies, both in terms of compensation practices as well as levels of compensation. In this way, the Corporation can gauge if its compensation is competitive in the marketplace for its talent, as well as ensure that the Corporation’s compensation is reasonable. When making compensation decisions the Committee may target at or near median levels of the comparator group when setting compensation levels.

Accordingly, the Committee reviews compensation levels for the NEOs against compensation levels of the comparator companies. Annually, the Committee reviews information regarding compensation programs and compensation levels among the comparator companies. The comparator group is gold mining specific, is comprised of organizations that are similar to the Corporation in terms of scope and complexity and what the Committee believes represents the market for executive talent.

The following table sets out the comparator group used for the year ended December 31, 2013:

Kirkland Lake Gold	Premier Gold Mines Limited
Rainy River Resources Ltd. Elgin Mining Inc.	Brigus Gold Corp. Richmont Mines Inc.
Wesdome Gold Mines	Rubicon Minerals Corporation
Veris Gold Corp.	San Gold Corporation
Lake Shore Gold Corp.	St. Andrews Goldfields Ltd.

The criteria for choosing the comparator group were as follows:

i)	companies operating in the gold sector, based in Canada, and with operations primarily in Canada;
ii)	companies of comparable complexity and size - as measured in terms of, revenues, market capitalization, enterprise value and total assets; and
iii)	companies that are either in the exploration stage only or are also in production with a comparable number of producing properties.

The Corporation ranked, as compared to the comparator group, near the 30th percentile in relation to total assets; in the 25th to 50th percentile for revenues; and, near or below the 25th percentile for both market capitalization and enterprise value.

Managing Compensation Risks

While the mining business, by its nature, has inherent risks, the Corporation has designed and structured its corporate and compensation policies and programs to limit risk. When considering the potential risks facing the Corporation, it is important to recognize that many of the factors that influence the organization’s performance (e.g., commodity prices and foreign exchange) are outside of the direct control of Management and therefore are not subject to potential manipulation for financial gain. Given the oversight procedures and the key risk mitigation features of the Corporation’s compensation programs described below, the Committee believes that it would be difficult for anyone in Management acting alone, or acting as a group, to make “self-interest” decisions for immediate short-term gains that could have a material impact on the organization’s financial or share price performance.

Oversight Procedures

As part of its corporate governance, the Board has overseen Management’s development of the Corporation’s Enterprise Risk Management Program (“ERMP”). ERMP includes an entity-wide approach to risk identification, assessment, monitoring and management. Also, in the normal course of business, the Corporation has financial controls that provide limits in areas such as capital and operating expenditures, divestiture decisions and gold and foreign currency trading transactions. These financial controls mitigate inappropriate risk taking that could affect compensation.

Key Risk Mitigating Features

The Corporation’s compensation program has the following key features to mitigate risk:

i)	Total direct compensation for executives provides an appropriate balance between base salary and variable, or at-risk, performance-based compensation. For our NEO's, emphasis is spread across short and long-term programs to balance short-term performance and sustained long-term profitable growth;
ii)	The Corporation’s total compensation for each NEO is regularly benchmarked against a peer group of companies of similar size and scope, as approved by the Committee. This ensures that compensation is competitive with peers and aligned with the Corporation’s compensation philosophy;
iii)	Short-term incentive pay is earned through a balanced, diversified mix of performance measures. The performance measures include operational, exploration and financial goals. The goals, results and payouts are reviewed and stress-tested by the Committee. This balanced approach discourages the unintended consequence of encouraging a singular focus at the expense of other key factors (e.g., profitable growth versus safety);
iv)	Stock options currently vest over three to five years and have a seven to ten year term. This incentive component reinforces longer term rewards and mitigates the risk of too much emphasis on short-term goals at the expense of sustainable performance;
v)	Maximum incentive earned is currently capped at 2 times target. This helps to mitigate excessive risk taking; and
vi)	The Committee and the Board provide strong oversight of the management of the Corporation’s compensation programs. The Committee has discretion in assessing performance under executive compensation programs to adjust metrics or the payouts, based on results and events, and has used this discretion to adjust payouts.

Based on the above, the Committee believes that the Corporation’s compensation programs do not encourage excessive risk taking that is reasonably likely to have a material adverse effect on the Company.

Incentive Clawback

The NEOs have agreed to have their annual incentive clawed back (recouped) if the financial statements are restated subsequent to any bonus being paid due to fraud or the misappropriation of funds or other illegal behaviour of the NEO.

Compensation Governance

Human Resources & Compensation Committee

The central role of the Committee is to provide competitive cash compensation and equity incentives that are designed to encourage NEOs to make sound long-term decisions that will ultimately contribute to the delivery of shareholder value. The capabilities, powers and operation of the Committee include assisting the Board annually by:

•	reviewing program design and NEO total direct compensation levels of the Corporation’s comparator group to ensure that compensation programs remain market competitive;
•	reviewing and approving the overall corporate goals and objectives of the Corporation relevant to compensation of the CEO, and ensuring that the overall goals and objectives of the Corporation are supported by appropriate executive compensation philosophy and programs;
•	evaluating the performance of the CEO against approved goals and criteria, and recommending to the Board the total compensation for the CEO in light of the evaluation of the CEO's performance;

•	reviewing in-depth the CEO and President's evaluation of the other NEOs' performance and recommendations for total compensation of these senior executives;
•	reviewing the succession planning process and results for NEOs; and
•	reviewing executive compensation disclosure and recommending it to the Board for approval before Claude publicly discloses this information.

All Committee members are independent directors. The Committee is comprised of the following members: Rita Mirwald (Chair), Ray A. McKay, Ronald J. Hicks C.A., Mike Sylvestre, Ted J. Nieman, Q.C. (Ex-Officio).

The Committee members have experience in top leadership roles, strong knowledge of the mining industry, and a mix of functional experience and competency from operations and strategy to human resources, legal and public relations. This background provides the Committee with the collective experience, skills and qualities to effectively support the Board in carrying out their mandate.

Executive Compensation Consultants

The Committee first retained Mercer in 2011 to provide director and executive compensation advice to help discharge its mandate.

The Committee has received information and recommendations from Mercer in the following areas:

•	development of compensation programs and practices for directors and executives;
•	updates on best practices and trends related to director and executive compensation;
•	reviewing compensation-related materials and highlighting potential issues, including unintended consequences; and
•	custom survey work benchmarking the Corporation’s compensation in the marketplace.

However, the decisions made by the Committee may reflect factors and considerations other than the information provided or recommendations made by our compensation consultant. During 2013, Mercer met with the Committee Chair and attended relevant sections of Committee meetings, as necessary.

Executive Compensation-Related Fees

Compensation-related fees paid by Claude in 2013 and 2012 to its compensation consultants are provided in the table below:

Compensation Consultant	2013 Fees	2012 Fees

Mercer (Canada) Limited	10,983	$56,744

All Other Fees

In addition to the fees disclosed above, Mercer assisted the Corporation in certain matters related to benefits, including, but not limited to, actuarial services. Total fees payable to Mercer for the foregoing services were $58,602 in 2013 and $45,593 in 2012. These amounts included all fees payable to Mercer by the Corporation not included under executive compensation-related fees in 2013 and 2012, respectively.

The Committee approves all director and executive compensation-related fees paid to its consultants. Notwithstanding Mercer’s services relating to the Corporation’s benefit programs, the Committee is required to pre-approve all services provided by Mercer that do not relate to executive compensation-related services.

Components of Executive Compensation:

The components of executive compensation are described in the table below:

Compensation element	How it is paid	What it is designed to reward
Base salary	Cash	•	Rewards skills, capabilities, knowledge and experience, reflecting the level of responsibility, as well as the contribution expected from each executive. Base salaries are used as the base to determine other elements of compensation and benefits.
Short-term Incentive	Cash	•	Rewards contribution to both personal performance and the Corporation’s overall performance.
		•	Rewards for results within the current fiscal year.
		•	Payouts, made following the end of the year, are based on how the executive and Corporation performed against established objectives.
Long-term Incentive	Stock Options	•	Upon appointment, NEOs will receive up to 200,000 options for both recruitment and retention.
		•	Rewards contribution to the long-term performance of the Corporation and demonstrated potential for future contribution.
		•	Aligns with long-term Corporate performance and provides added incentive for executives to sustainably enhance shareholder value.

Base Salary

Base salaries are fixed compensation and not subject to uncertainty or share price performance, which therefore does not encourage NEOs to focus exclusively on share price performance to the detriment of other critical business metrics.

An individual NEO’s base salary is targeted at the 50th percentile of the comparator group, depending on the Committee’s subjective assessment of the individual NEO’s experience, recent and long-term performance, expected future contributions, retention concerns and the recommendation of the CEO. The CEO does not make a recommendation with respect to his own salary or any other component of his overall compensation.

A consideration in establishing base salary for the NEOs is the evaluation of market comparables for similar positions. However, individual salaries could vary according to the particular responsibilities related to the position, the experience level of the executive officer and overall performance.

In 2013, the Committee reviewed an analysis of the compensation levels among the comparator group and considering the Corporation’s performance, the performance of each of the NEOs, changes in duties and responsibilities and the base salary of the NEOs relative to the median of the comparator group, the Board concluded, on recommendation of the Committee, that certain adjustments to 2013 salaries were required.

The 2013 and 2012 base salaries for the NEOs are set forth in the table below:

Name and Position	2013 Base Salary (% increase)	2012 Base Salary
A. Neil McMillan President & CEO	$341,550 (0.0%)	$341,550
Brian Skanderbeg(1) Senior Vice President & Chief Operating Officer	$260,000 (3.1%)	$252,064
Richard Johnson Vice President Finance & Chief Financial Officer	$250,000 (9.1%)	$229,149
Peter Longo(2) Vice President Mining Operations	$215,000 (7.5%)	$200,000

(1)	Commensurate with his appointment to Senior Vice President & Chief Operating Officer, Mr. Skanderbeg’s base salary was increased effective September 1, 2012.
(2)	Mr. Longo was appointed as Vice President, Operations effective April 1, 2012.

As a result of the decline in gold price during 2013 the Corporation initiated a corporate wide cash flow optimization plan with the objective to rationalize expenditures, wherever possible. The CEO voluntarily adopted a “leave without pay” strategy which resulted in a $57,799 or 17% reduction in his salary to $281,124. Further, the Senior Vice President & Chief Operating Officer deferred his 2013 base salary increase until January 1, 2014.

Base Salary in 2014

The Committee considered the compensation levels of the comparator group to help determine base salaries, but also considered individual performance, tenure and experience, the overall corporate performance, any retention concerns, and individual historical compensation. Based on the above analysis, the Committee recommended no adjustment to the base salaries of the NEOs for 2014.

The current base salary structure for NEOs will remain below the median of the comparator group.

The Committee is satisfied that the Corporation’s current executive compensation policy and level of compensation with respect to base salary reflect competitive market practices and satisfies the goal of attracting and retaining key talent.

Short-term Incentive

Short-term incentive compensation is based on annual results. The short-term incentive ensures that a significant portion of an executive’s compensation varies with actual results in a given year, while providing financial incentives to executives to achieve short-term financial, operational and strategic objectives. This element of total compensation is developed based on market data and ensures the Corporation remains competitive within its industry. Individual NEO bonuses are targeted at the 50th percentile of the comparator group. Each NEO has a target and specific objectives that they work towards each year, as described below. Two factors are considered when determining bonuses for NEOs. The first is the corporate performance against a specific set of performance criteria and the second is the individual performance of each NEO. Cash bonuses may then be awarded and are calculated based on reaching the corporate targets and individual performance objectives.

Annual performance-based cash incentive awards to the executive are recommended by the CEO of the Corporation and reviewed by the Committee. All awards, other than the CEO’s, are based on the recommendation of the CEO and are at the discretion of the Committee. The CEO does not make a recommendation to the Committee with respect to his own annual performance-based cash incentive award. The annual performance-based cash incentive award for the CEO is based on the recommendation of the Committee.

Incentive payments are awarded to NEOs after taking into account corporate performance and individual performance as follows:

Short-Term Incentives
Name	Corporate Performance as a Percentage of Base Salary A	Personal Performance as a Percentage of Base Salary B	Total as a Percentage of Base Salary A + B
A.Neil McMillan	45%	15%	60%
Brian Skanderbeg)	35%	15%	50%
Richard Johnson	26%	14%	40%
Peter Longo)	26%	14%	40%

The Corporation’s short-term incentive program is based on both objectively and subjectively defined criteria and both the corporate and personal performance components of the bonus are capped at two times the target where both the corporate and personal performance objectives are exceeded. This is intended to prevent excessive payouts and to act as a disincentive against imprudent risk-taking.

Short-term incentives (at target) generally represent approximately 20 percent of the NEOs’ total direct compensation and are weighted between individual and corporate performance. The targets are based on realistic performance expectations within acceptable risk parameters, which allows this element of compensation to achieve an appropriate balance between the achievement of annual objectives and long-term value creation. Actual performance is measured against targets with a full qualitative assessment of how the results were achieved. The Committee is satisfied that the Corporation’s current NEO compensation program and levels of compensation, subject to the Committee's discretion discussed below, with respect to the annual performance-based cash incentive is aligned with the Corporation’s performance and reflect competitive market practices. The Committee is confident that the program does not encourage risk taking while allowing the Corporation to attract, retain and motivate executives to add shareholder value.

Measuring Corporate Performance:

In 2013, Corporate performance was determined as a percentage, weighted by:

•	50% Objective Performance Measures:

•	15% Safety, Health & Environment
•	30% Mine Operating Performance
•	5% Relative Total Shareholder Return

•	50% Specific Annual Objectives and Other Strategic Initiatives:

•	Liquidity & financing - a minimum of $10.0 million available at end of 2013;
•	Santoy Gap project advancement
•	Prefeasibility study completed (end of Q2);
•	Successful implementation of the Management Operating System (Jamieson)
•	Achieve the following target metrics:

- Seabee production: 515 tpd; and

- Seabee development: 6 metres/day;

•	Madsen scoping study completed (Q2);
•	Amisk preliminary economic assessment completed (Q2);
•	Inventory Management System
•	Q2 2013, PR/PO Module functional; and

•	Q3 2013, Inventory Control Module populated (significant functional areas);
•	Incorporate Environment information into SHEMS Program
•	Major components implemented in Q2
•	100% compliance in Q3;
•	Assessing capital efficiency - major capital projects, including mine development, are measured against budgeted costs and timelines. The Audit Committee will also provide oversight on all remaining capital items;
•	Reduce employee turnover (Seabee operations) from December 31, 2012 - (threshold (0%), target (5%), stretch (10%));
•	Business Development/Asset optimization; and,
•	Reserve & Resource growth/execution of exploration business plan.

Objective Performance Measures

The Committee approves specific objective performances measures using a formula approach to measure the achievement of these objectives. These performance measures align the annual metrics with the Corporation’s Strategic Plan and received a 50 percent weighting in determining corporate performance.

The following table outlines the target performance objectives of 2013 versus the actual performance attained by the Corporation during 2013. The corporate performance attained is compared to the target performance for each objective and then converted into a performance factor based on whether the target performance was met or not.

If the Corporation achieves its targeted performance for each of the metrics, the payout percentage for the Incentive is 100 percent. If the maximum amounts for each metric are achieved or exceeded, the payout percentage for the Incentive is up to 200 percent. If the minimum amounts or threshold is not achieved for a particular metric, no incentive is payable for that metric.

The objective performance goals are based on fiscal year end results of the Corporation.

Corporate Objectives	Weighting	Threshold	Target	Stretch	Performance Factor	Weighted Result

1. Safety, Health & Environmental Safety (TRIR) Environment	7.5% 7.5%	7.40 10.00	7.00 8.00	6.00 7.00	200% 200%	15.00% 15.00%
2. Mine Operating Performance Production Operating Costs ( Millions $)	15.0% 15.0%	50,000 55.50	54,000 52.90	58,000 50.30	0.00% 200.00%	0.00% 30.00%
3. Relative Total Shareholder Return	5%	35%	50%	80%	50%	0.00%
4. Specific Annual Objectives and Other Strategic Initiatives	50.0%	Chief Executive Officer Assessment			75.00%	37.50%
Total Corporate Score						97.500%

Safety, Health & Environmental

•	Safety - Total Recordable Incident Rate (TRIR): reflects the belief that a strong safety record is essential to the responsible and successful operation of the Corporation; and
•	Environment: reflects the belief that a strong environmental record is essential to the responsible and successful operation of the Corporation.

Mine Operating Performance

•	Production (ounces): focuses on achieving budgeted amounts of gold production. It also provides incentive to access and develop various projects in a timely manner; and
•	Operating Costs: is designed to promote implementation of operations' cost control measures.

Relative Total Shareholder Return: focuses on the ability of the Corporation to deliver consistent and sustainable shareholder value.

Specific Annual Objectives & Other Strategic Initiatives

Achievement of specific annual objectives and other strategic initiatives are determined by the Committee based on the CEO’s assessment. These are measured using a more subjective approach and received the remaining 50 percent weighting to determine overall corporate performance. In evaluating performance, the Committee considers factors over which the NEO can exercise control, such as meeting liquidity targets, advancing the Santoy Gap project and meeting capital budget costs and timeline targets.

For the specific annual objectives and other strategic initiatives, the CEO recommended that the completion of these objectives was, generally, between threshold and stretch, with only one of the objectives not reaching at least threshold.

Measuring Personal Performance

The Committee approves annual individual performance objectives for the NEOs that are intended to align with the corporate objectives and reflect key performance areas for each executive relative to their specific role. These performance objectives may include a combination of quantitative and subjective measures (e.g., development of succession plans, implementation of the strategic plan(s), and execution of operating and exploration business plans).

The Committee, in consultation with the CEO, reviews the achievements and overall contribution of each individual NEO who reports to the CEO. The Committee held in-camera discussions to complete an independent assessment of the performance of the CEO and the Committee then determined an overall individual performance rating (percentage) for each NEO.

Corporate and Personal Performance Adjustment

Where the formula for calculation of payout is deemed inappropriate by the Committee, due to circumstances not foreseen at the setting of objectives, the Committee may apply discretion in modifying payouts.

In 2013, the Committee considered the results of the NEO’s Corporate and Personal Performance weighed against the Corporation’s current liquidity issues, production shortfalls and share price performance and determined that, at this time, an STI incentive payment would not be appropriate. The pre-discretion calculated short-term incentive award compared to the actual short-term incentive approved for the executive is provided below:

Name of Officer	Short-Term Incentive Calculated $	Short-Term Incentive Payout $
A.Neil McMillan	197,911	-
Brian Skanderbeg	136,851	-
Richard Johnson	98,025	-
Peter Longo	81,593	-

Long-term Incentive

The Corporation’s long-term incentive program motivates each of the NEOs to deliver sustainable long-term performance, and link the NEO's interests with those of its shareholders. In this manner both the executive and shareholders will benefit from the future success of the organization. A vesting element is included as an incentive for the executive to remain with the Corporation.

In order to deliver a level of compensation that recognizes the corporate performance achieved and remains competitive with market practices, compensation data for the comparator group is analyzed on an annual basis to determine appropriate compensation for the Corporation's NEOs. The Corporation utilizes this data to deliver the appropriate long-term incentive stock option grant levels. For the year ended December 31, 2013, when determining long-term incentive grants, benchmarking considered the median total direct compensation of similar positions held within the comparator group.

Effective January 1, 2012, the Corporation amended its compensation program to award the CEO and each NEO a multiple of their annual base salary in the form of stock options which is variable and "at-risk". The multiple of annual base salary is based on the ability of the executive to effect corporate performance.

The Committee also has the discretion to increase or decrease the percentage of base salary used and will consider reasonableness, extraordinary circumstances, including unexpected market events and achievement of performance targets. Such awards are contingent upon future performance which, if not achieved, will reduce or negate the actual value of these awards.

The Board approved the following target multiplier as a percentage of base salary for 2013 long-term incentive determination:

Name of Officer	Target Multiplier % of Base Salary
A. Neil McMillan Brian Skanderbeg Richard Johnson Peter Longo	120 80 60 60

Amendments to Long-term Incentive Program

Restricted Share Unit Plan:

Effective January 1, 2014, the Board implemented a Restricted Share Unit Plan (“RSUP”) for the Corporation’s NEOs.

The purpose of the RSUP is to enhance the Corporation’s ability to attract and retain talented individuals and to promote a greater alignment of interests between NEOs and shareholders. The Committee uses the grant of a Restricted Share Unit (“RSU”) to limit and balance the use of stock options. The RSUs are settled on a cash basis and have a vesting period of no longer than three years from the date of grant. The value of the RSU at the time it is granted or redeemed for cash is calculated as the volume weighted average trading price of the common shares on the TSX on the last 20 trading days prior to the grant or redemption.

For 2013, to limit the grant of stock options, the Committee recommended and the board approved the issuance of RSUs for the Senior Vice President and Chief Operating Officer, Chief Financial Officer and Vice President, Mining Operations.

Discretion

Where the formula for calculation of long-term incentive is deemed inappropriate by the Committee, due to unforeseen circumstances, the Committee may apply discretion in modifying payouts.

In 2013, the Committee considered the past year’s performance, share price performance and the impact on total direct compensation for the NEOs and, as in 2012, significantly adjusted downward the multiplier as a percentage of base salary. The Committee felt the adjustment was necessary to more tightly align executive compensation with shareholder interests. The potential or target long-term incentive award compared to the actual long-term incentive awarded to the executive is provided below:

Name of Officer	2013 Base Salary ($)	Approved Multiplier % of Base Salary	Target Equity-Based Awards ($)	Actual Multiplier % of Base Salary	Actual Equity-Based Awards Earned ($)
A. Neil McMillan(1) Brian Skanderbeg Richard Johnson Peter Longo	341,550 260,000 250,000 215,000	120 80 60 60	409,860 208,000 150,000 129,000	60 40 30 30	204,930 104,000 75,000 64,500

(1)	For the CEO, given his March 31, 2014 retirement, the Committee elected instead to pay his earned LTI, $204,930, with a cash payout of $125,000.
(2)	The value of these long-term incentive awards will form part of 2013 compensation and will be calculated as part of compensation for the year ending December 31, 2013. The value of these awards is included in the Summary Compensation Table for the year ended December 31, 2013.
(3)	For the 2013 compensation year the equity-based award will take the form of an RSU. The number of RSUs granted to each NEO, excluding the CEO, was determined by dividing the value of the total long-term incentive award by the volume weighted average trading price of the common shares on the TSX on the last 20 trading days prior to the grant or redemption. The RSUs will vest equally over three years.

The Committee is satisfied that the Corporation’s current executive compensation program and levels of compensation with respect to long-term equity incentive is aligned with the Company’s performance and reflect competitive market practices. The Committee is confident that the program does not encourage risk taking.

NEO Equity Compensation Hedging

Pursuant to the Corporation’s Policy, NEOs are not permitted to engage in short selling in shares or purchase financial instruments (including, for greater certainty, puts, options, calls, prepaid variable formal contracts, equity swaps, collars or units of exchange funds) that are designed to hedge or offset a change in the market value of common shares or other securities held by an NEO.

Summary Compensation Table

The following table sets forth the total compensation for the NEOs for the year ended December 31, 2013 and for each of the preceding two years:

Name and principal position	Year	Salary ($)	Share- Based Awards(4) ($)	Option- Based Awards ($)	Non-Equity Incentive plan compensation ($)		All other compensation(5) ($)	Total compensation ($)
					Annual incentive plan ($)	Long- term incentive plan ($)
N. McMillan President & CEO(1)	2013	281,124	-	-	-	125,000	12,939	419,063
	2012	341,550	-	136,620	140,318	-	12,163	630,650
	2011	334,965	-	169,659	169,659	-	13,025	687,308
R. Johnson V.P. Finance & CFO	2013	239,018	75,000	-	-	-	11,460	325,478
	2012	229,149	-	80,202	74,634	-	10,534	394,519
	2011	224,808	-	79,744	79,744	-	11,256	395,552
B. Skanderbeg SVP & Chief Operating Officer (2)	2013	252,064	104,000	-	-	-	11,391	367,455
	2012	236,787	-	132,882	81,875	-	10,564	462,108
	2011	222,287	-	79,840	79,840	-	10,611	392,578
Peter Longo, V.P. Operations(3)	2013	215,000	64,500	-	-	-	15,764	295,264
	2012	189,999		99,476	63,311	-	10,816	363,602

(1)	As a result of the decline in gold price during 2013, the Corporation initiated a corporate wide cash flow optimization plan with the objective to rationalize expenditures, wherever possible. The CEO voluntarily adopted a “leave without pay” strategy with resulted in a $57,799 or 17% reduction in his salary to $281,124.
(2)	Mr. B. Skanderbeg was appointed Senior Vice President & Chief Operating Officer effective September 1, 2012. As part of his compensation package Mr. Skanderbeg received 100,000 options upon appointment valued, using the Black-Scholes option-pricing model at $50,049.
(3)	Mr. P. Longo was first appointed Vice President, Operations on April 1, 2012. As part of his recruitment package Mr. Longo received 50,000 options upon appointment valued, using the Black-Scholes option-pricing model, at $32,976.
(4)	For compensation purposes, the share-based awards earned in 2013 will be RSUs and will be granted at the end of March 2014. The number of RSUs granted to each NEO, excluding the CEO, was determined by dividing the value of the total long-term incentive award by the volume weighted average trading price of the common shares on the TSX on the last 20 trading days prior to the grant or redemption.
(5)	Other compensation consists of vacation payouts and employee benefits paid by the Corporation, including long-term disability and life insurance premiums.

CEO Target vs Actual Compensation

The above chart illustrates the CEO’s actual base salary earned, after “leave without pay” discussed prior, and one-time cash bonus of $125,000 paid on the occasion of the CEO’s retirement after more than 18 years of service to the Corporation. This compensation package is considerably lower than the CEO’s target total direct compensation of $815,000 intended to place the CEO at or about the 50th percentile compared to the comparator group. However, the Committee determined that the Corporation’s disappointing performance in 2013, particularly with respect to production, demanded a very constrained approach to executive compensation. For this reason, the short-term incentive, or cash component of executive compensation, was suspended for all NEOs and the long-term incentive was provided in cash for the CEO and in a limited number of RSUs for the other NEOs.

Outstanding Equity Awards

The following table summarizes outstanding equity awards as at December 31, 2013. The value of unexercised in-the-money options at December 31, 2013, is the difference between the exercise price of the options and the fair market value of the Corporation’s common shares at year end, which was $0.14.

2013 Outstanding Equity Awards
Name (a)	Number of securities underlying unexercised options (#) (b)	Option exercise price ($) (c)	Option grant date (d)	Option expiration date (e)	Value of unexercised in-the-money options ($) (f)
A. Neil McMillan	200,000	1.15	January 1, 2006	January 1, 2016	-
	24,400	1.27	March 7, 2008	March 7, 2018	-
	182,668	0.78	February 27, 2009	February 27, 2019	-
	204,396	1.04	March 26, 2010	March 26, 2020	-
	99,876	2.38	March 25, 2011	March 25, 2021	-
	202,844	1.35	February 24, 2012	February 24, 2019	-

Brian Skanderbeg	100,000	1.70	March 29, 2007	March 29, 2017	-
	9,800	1.27	March 7, 2008	March 7, 2018	-
	100,000	1.02	April 1, 2008	April 1, 2018	-
	77,590	0.78	February 27, 2009	February 27, 2019	-
	81,512	1.04	March 26, 2010	March 26, 2020	-
	43,433	2.38	March 25, 2011	March 25, 2021	-
	95,457	1.35	February 24, 2012	February 24, 2019	-
	100,000	0.78	October 17, 2012	October 17, 2019	-

Richard Johnson	100,000	1.15	January 1, 2006	January 1, 2016	-
	16,300	1.27	March 7, 2008	March 7, 2018	-
	96,290	0.78	February 27, 2009	February 27, 2019	-
	99,941	1.04	March 26, 2010	March 26, 2020	-
	46,116	2.38	March 25, 2011	March 25, 2021	-
	95,342	1.35	February 24, 2012	February 24, 2019	-

Peter Longo	150,000	1.98	November 9, 2011	November 9, 2021	-
	50,000	1.06	April 3, 2012	April 3, 2019	-

There were no options granted to the NEO during the most recently completed financial year.

The following table summarizes the value vested or earned on outstanding awards for the year ended December 31, 2013:

	Awards - Value Vested or Earned During the Year
Name (a)	Share-based awards - Value Vested during the year ($) (b)	Option-based awards - Value Vested during the year ($) (c)	Non-equity incentive plan Compensation - Value earned during the year ($) (d)
A. Neil McMillan	Nil	Nil	125,000
Brian Skanderbeg	104,000	Nil	Nil
Richard Johnson	75,000	Nil	Nil
Peter Longo	64,500	Nil	Nil

TERMINATION CONTRACTS

The Corporation draws upon the knowledge, experience and advice of its NEOs to manage its business for the benefit of the Corporation’s shareholders. To provide for the continued dedication of its NEOs, and recognizing that the Corporation does not maintain a pension plan or provide other benefits to executive officers upon retirement, the independent directors have determined that it is in the best interests of the Corporation and its shareholders to provide the NEOs with enhanced financial security in the event of termination. Accordingly, the Corporation currently has employment agreements with the NEOs, which provide for payment of severance in the event of termination by the Corporation without cause, or termination by the NEO as a result of a material reduction in the NEOs responsibilities, title or reporting duties; and provide for the acceleration of the vesting period for unvested options and permit exercise of options until the earlier of their original expiry date and one year after termination.

The Corporation does not have any pension plans in place that provide for payments or benefits at, following, or in connection with retirement for the NEOs.

On January 31, 2014, the Corporation announced the retirement of the President and CEO, effective March 31, 2014. Accordingly, the Termination Contract for Mr. McMillan is no longer valid.

Estimated Compensation on Termination and or Change of Control

Mr. Brian Skanderbeg, Senior Vice President and Chief Operating Officer

Under the terms of Mr. Skanderbeg’s Employment Agreement, assuming the triggering event took place on the last day of the most recently completed financial year, the estimated compensation upon termination by the Corporation without cause, or termination by Mr. Skanderbeg as a result of a material reduction in Mr. Skanderbeg’s responsibilities, title or reporting duties, would be approximately $0.8 million. This amount is equal to the sum of two times annual salary and average annual bonus for the two years prior to termination. In addition, the estimated incremental value of his non-vested stock options that would vest assuming a triggering event took place on the last day of the most recently completed financial year would be $nil (see Note 1 below).

Mr. Richard Johnson, Vice President Finance and Chief Financial Officer

Under the terms of Mr. Johnson’s Employment Agreement, assuming the triggering event took place on the last day of the most recently completed financial year, the estimated compensation upon termination by the Corporation without cause, or termination by Mr. Johnson as a result of a material reduction in Mr. Johnson’s responsibilities, title or reporting duties, would be approximately $0.8 million. This amount is equal to the sum of two times annual salary and average annual bonus for the two years prior to termination. In addition, the estimated incremental value of his non-vested stock options that would vest assuming a triggering event took place on the last day of the most recently completed financial year would be $nil (see Note 1 below).

Mr. Peter Longo, Vice President, Mining Operations

Under the terms of Mr. Longo’s Employment Agreement, assuming the triggering event took place on the last day of the most recently completed financial year, the estimated compensation upon termination by the Corporation without cause, or termination by Mr. Longo as a result of a material reduction in his responsibilities, title or reporting duties, would be approximately $0.4 million. This amount is equal to the sum of 18 months of annual salary and average short-term annual bonus for the two years prior to termination. For these triggering events, Mr. Longo’s severance will increase by one month, to a maximum of 24 months, for each full year of employment. In the event the triggering event is a result of a change in permanent location of Mr. Longo’s employment, the maximum severance payout is 12 months of annual salary and average short-term annual bonus for the two years prior to termination. Under this circumstance the estimated compensation upon termination would be $0.3 million. In addition, the estimated incremental value of his non-vested stock options that would vest assuming a triggering event took place on the last day of the most recently completed financial year would be $nil (see Note 1 below).

Note 1

The estimated incremental value is based on the number of unvested options held as of December 31, 2013, and is calculated on the difference between the market value of the common shares on the TSX as at December 31, 2013, which was $0.14, and the exercise price of the option. The reader is cautioned that the amount reported may not represent the amounts that the NEO will actually realize from the awards. Whether, and to what extent, a NEO realizes value will depend on actual operating performance and stock price fluctuations.

PERFORMANCE GRAPH

The following performance graph compares the Corporation’s cumulative total shareholder return on common shares for the last five fiscal years beginning December 31, 2008 to December 31, 2013 with the cumulative total shareholder return on the S&P/TSX Composite Index and the New York Stock Exchange Market Value (U.S. and Foreign) Index.

	Dec 08	Dec 09	Dec 10	Dec 11	Dec 12	Dec 13
Claude Resources Inc. (US)	100.00	368.75	684.38	412.50	173.41	42.66
Claude Resources Inc. (TSX)	100.00	298.80	530.12	327.71	132.53	33.73
NYSE MKT Composite	100.00	135.53	175.07	179.96	190.69	200.56
S & P/TSX Composite	100.00	135.05	158.83	145.00	155.42	175.61

The Committee considers various factors in determining the compensation of the NEOs, total shareholder return being one performance measure. As a gold producing company, share price can be impacted by the market price of gold, which can be volatile and be affected by a myriad of other factors beyond the Corporation’s control. The common share price can also be affected by other factors beyond the Corporation’s control, including general and industry-specific economic and market conditions. When determining the NEOs’ overall compensation levels or compensation mix the Committee relies on benchmarking studies of a comparator group recommended by external compensation consultants. The Committee then compares the total shareholder return of the Corporation to that of its comparator group believing this better represents the relative performance of the Corporation (see graph below). In 2013, the Committee used its discretion to ensure a tighter alignment between shareholder interests and executive compensation continued.

The following graph compares the total direct compensation paid to Mr. McMillan against the Corporation’s cumulative total shareholder return on common shares for the last five fiscal years beginning December 31, 2008 to December 31, 2013 with the cumulative total shareholder return on the S&P/TSX Composite Index and the New York Stock Exchange Market Value (U.S. and Foreign) Index.

Based on the above graph, the Committee is satisfied that the pattern of compensation of the CEO reflected his performance against the range of measures used for at-risk compensation plans and against the comparator group. Compensation levels in each year are within the range determined by the Committee as appropriate. Over the three year period overall compensation levels are in-line with our performance, enabling the Committee to conclude that the Corporation’s compensation philosophy is working effectively both for shareholders and for the NEO.

The Executive Compensation Discussion and Analysis and Report on Executive Compensation is presented by the Committee, currently composed of:

Members: Rita M. Mirwald (Chair), Ray A. McKay, Ronald J. Hicks, C.A., Mike Sylvestre and Ted J. Nieman, Q.C. (Ex-Officio).

EQUITY COMPENSATION PLAN INFORMATION

The following table discloses the particulars of securities issued and issuable under the Corporation’s equity compensation plans as of December 31, 2013:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options(1), Warrants and Rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)(2)
Equity compensation plans approved by security holders	7,936,361	1.19	7,886,663
Equity compensation plans not approved by security holders	-	-	-
Total	7,936,361	$1.19	7,886,663

(1)	All securities under option are common shares.
(2)	As at December 31, 2013, the aggregate number of shares that may be issued pursuant to the Management stock option incentive plan may not exceed 15,823,024. As at December 31, 2013, there were 7,886,663 options remaining available for issuance under the Management stock option incentive plan and other compensation arrangements.

MANAGEMENT STOCK OPTION INCENTIVE PLAN

The purpose of the Corporation's Management Stock Option Incentive Plan (referred to in this section as the “Plan”) is to provide an incentive for directors, officers, key employees and consultants of the Corporation to directly participate in the Corporation's growth and development by providing them with the opportunity through options on common shares to acquire an increased financial interest in the Corporation.

The Human Resources & Compensation Committee believes that the granting of options is an effective way to support the achievement of the Corporation’s long-term performance objectives, ensure executive and employee commitment to the longer term interests of the Corporation and its shareholders, and provide compensation opportunities to attract, retain and motivate employees critical to the success of the Corporation.

The maximum number of common shares available for option under the Plan is 9% of the Corporation’s common shares issued and outstanding from time to time. The number of common shares issuable to insiders, at any time, under all security based compensation arrangements, shall not exceed 10% of issued and outstanding common shares. Also, the number of common shares issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10% of issued and outstanding common shares. The number of common shares issuable to non-executive directors, at any time, under all security based compensation arrangements, shall not exceed 1% of issued and outstanding common shares. Also, the number of common shares issued to non-executive directors, within any one year period, under all security based compensation arrangements, cannot exceed 1% of issued and outstanding common shares. Further, the number of common shares issuable to any Optionee, at any time, under all security based compensation arrangements, shall not exceed 5% of issued and outstanding common shares.

The exercise price of the options granted is fixed by the Board at the time of grant. The exercise price shall be deemed to be the closing price at which board lots of the Corporation’s common shares were traded on the TSX on the day preceding the date on which the option is granted - or if no board lots are traded on such a day then the previous five day weighted average of board lot trading prices.

Options are non-assignable and have a maximum term of 10 years with the majority vesting at the rate of one-fifth per year, beginning on the grant date. The vesting of options may be accelerated if an officer is terminated without just cause or as a result of constructive dismissal. Under the Plan, if an employee’s employment ceases by reason of death or retirement all vested options will be exercisable for three years following the termination date. If a director’s service ceases by disability, death or retirement all vested options will be exercisable for one year (unless otherwise approved by the Board). If employment ceases as a result of just cause then any option granted will terminate at the time of termination of employment. In all other cases of cessation of employment options will remain exercisable for one year following the participants termination date.

As at December 31, 2013, there were 7,936,361 options issued and outstanding under the Plan. This represented approximately 4.5 percent of the Corporation's issued and outstanding common shares as of December 31, 2013.

The Board may amend, suspend or terminate the Plan, or any portion thereof, at any time, subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX), if any, that require the approval of shareholders or any governmental or regulatory body. Without limiting the generality of the foregoing, the Board may at any time make the following amendments to the Plan: i) amendments which are of a housekeeping nature, including any amendment required to cure any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan; ii) a change to the vesting provisions of any option or the Plan; iii) a change to the termination provisions of the Plan or any option, whether or not such option is held by an insider, so long as that change does not entail an extension beyond the original expiry date; iv) the addition or modification of a cashless exercise feature, payable in cash or securities, which provides for a full deduction in the number of underlying securities from the Plan reserve; v) the addition of a financial assistance provision; vi) a change to a financial assistance provision; vii) amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX); and viii) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX). Amendments to the Plan may be made in accordance with the provisions herein, provided that such amendment may not, without the consent of the optionee, adversely affect or impair any option previously granted to any optionee under the Plan.

Shareholder approval will be required for any amendments to the Plan which result in: i) a change to the number of common shares reserved or the fixed maximum percentage of common shares issuable under the Plan; ii) any reduction in exercise price, including the cancellation and reissue of any option at an exercise price lower than that of the cancelled option; iii) the extension of the term of an option beyond the option’s original expiry date; iv) a change to the eligible participants that may permit the introduction or reintroduction of non-employee directors on a discretionary basis or any other amendment to limits previously imposed on non-employee director participation; and v) the ability to transfer or assign options granted under the Plan except for normal estate settlement purposes. Further, shareholder approval, excluding the votes of securities held directly or indirectly by insiders benefiting from the amendment, is required for: i) a reduction in the exercise price or purchase price of the common shares; or ii) an extension of the term under the Plan, which is of benefit to an insider of the Corporation.

Notwithstanding the foregoing, the following may not be amended without approval of shareholders: i) amendment provisions granting additional powers to the Board to amend the plan or entitlements without security holder approval; or (ii) changes to the insider participation limits which result in the security holder approval to be required on a disinterested basis.

EMPLOYEE SHARE PURCHASE PLAN

On August 1, 1999, the Corporation established an employee share purchase plan (referred to in this section as the "ESPP"). The purpose of the ESPP is to assist participating employees of the Corporation to purchase Common Shares by having the Corporation contribute to the ESPP in accordance with the terms of the ESPP.

Full time employees that have completed at least three months employment with the Corporation may elect to participate in the ESPP.

Each participant may elect to contribute up to 5% of their earnings (including regular rate of salary or wage, overtime and bonuses but excluding other non-standard employment income from the Corporation). The Corporation contributes common shares in an amount equal to 50% of even whole shares of the participant's designated contribution as determined at period end. This issue price for common shares purchased under the ESPP is based on a weighted average market price of the commons shares on the TSX for either the first or last five business days of a relevant period, whichever is less.

The maximum number of common shares available for issue under the ESPP shall be 5% of the Corporation’s common shares issued and outstanding from time to time. The number of common shares issuable to insiders, at any time, under all security based compensation arrangements, shall not exceed 10% of the issued and outstanding common shares. Also, the number of common shares issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10% of the issued and outstanding common shares. The number of common shares issuable to non-executive directors, at any time, under all security based compensation arrangements, shall not exceed 1% of issued and outstanding common shares. Also, the number of common shares issued to non-executive directors, within any one year period, under all security based compensation arrangements, cannot exceed 1% of the issued and outstanding common shares.

The interest of a participant under the ESPP is not transferable. The common shares contributed by the Corporation on a participant's behalf shall vest in him on the earlier of: (i) December 31 of the period in which the contribution was made, so long as he is still a participant in the employee purchase plan; (ii) on the death of a participant; or (iii) on the retirement of the participant from the Corporation. If a participant terminates his service with the Corporation, retires, or dies, he shall be entitled to receive from the trustee stock certificates based on the whole number of common shares that have vested in him, plus a cash settlement for any remaining cash balance in the participant's account. In the event a participant is on an approved leave of absence or becomes totally disabled, for the purposes of the ESPP such an event shall not be deemed to be a termination of employment until the participant so elects.

Effective as of December 31, 2013, 2,065,812 common shares vested under the ESPP. This represented 1.2 percent of the Corporation's issued and outstanding common shares as of such date.

The Board may amend, suspend or terminate the ESPP, or any portion thereof, at any time, subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX), if any, that require the approval of shareholders or any governmental or regulatory body.

Without limiting the generality of the foregoing, the Board may at any time make the following amendments to the ESPP: i) amendments which are of a housekeeping nature, including any amendment required to cure any ambiguity, error or omission in the ESPP or to correct or supplement any provision of the ESPP that is inconsistent with any other provision of the ESPP; ii) a change to the vesting provisions of any share or the ESPP; iii) a change to the termination provisions of the ESPP; iv) amendments respecting the amount of, manner of payment of, suspension of or notice respecting a Participant’s contributions or shares contributed by the Corporation and all matters related thereto; v) the addition of a financial assistance provision; vi) a change to a financial assistance provision; vii) amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX); viii) a change to the enrollment provisions of the ESPP; ix) revisions to the eligibility requirements of the ESPP including limiting or expanding the class of persons that may participate in the ESPP; x) a change to the method of allocation, acquisition and vesting of shares under the ESPP; xi) amendments respecting the treatment of dividends and voting rights; xii) a change to the settlement procedure and satisfaction of participant rights under the ESPP and all matters supplemental thereto; and xiii) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

Subject to the foregoing and without intending to require any additional shareholder approval for any existing provisions of the ESPP, shareholder approval will be required for any amendments to the ESPP which result in: i) a change to the limit on employee contributions under the ESPP; ii) where the Corporation makes no contribution under the ESPP, a discount being applied to the issue price of a common share under the ESPP where such discounted issue price is less than 80% of the undiscounted issue price; iii) where the Corporation makes a contribution under the ESPP, an increase in Corporation contributions such that the Corporation contributes an amount greater than 20% of participant contributions; iv) the extension of any offering period to a period greater than 27 months; and v) potential dilution under the ESPP, when combined with all other equity-based plans, being 10% of outstanding common shares or more.

Notwithstanding the foregoing, the following may not be amended without approval of shareholders: i) a change to the number of Common Shares reserved or the fixed maximum percentage of Common Shares issuable under the Plan; ii) amendment provisions granting additional powers to the Board to amend the plan or entitlements without shareholder approval; or iii) changes to the insider participation limits which result in the shareholder approval to be required on a disinterested basis.

The Board approved changes to eligibility provisions of the ESPP on December 13, 2012 pursuant to the foregoing amending provisions. The change allows all employees that have completed at least three months employment with the Corporation to participate in the ESPP.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, executive officers or their respective associates or affiliates, were indebted to the Corporation as of the end of the most recently completed financial year or as at the date hereof.

DIRECTORS' AND OFFICERS’ LIABILITY INSURANCE

The Corporation maintains a directors' and officers' liability insurance policy. Coverage is limited to $20 million per occurrence and to an aggregate total of $20 million in each policy year subject to a $100,000 deductible ($250,000 on Security claims) to be paid by the Corporation. The annual premium is $211,000.

COMMUNICATION WITH THE BOARD OF DIRECTORS

Shareholders or other interested parties who wish to communicate with the Board should send their requests in writing to: Claude Resources Inc., Board of Directors, c/o Corporate Secretary, 200, 224-4th Avenue South, Saskatoon, SK S7K 5M5 or via e-mail to clauderesources@clauderesources.com, Attention: Board of Directors.

OTHER MATTERS

Management of the Corporation knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice. However, if any matters other than those referred to herein should be presented at the Meeting, the persons named in the enclosed proxy are authorized to vote the shares represented by the proxy in accordance with their best judgement.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at www.sedar.com. Financial information is provided in the Corporation’s consolidated financial statements and management’s discussion and analysis (MD&A) for its most recently completed financial year, also filed on SEDAR.

DIRECTORS' APPROVAL

The contents and the sending of this Management Information Circular has been approved by the Board of Directors.

BY ORDER OF THE BOARD OF DIRECTORS

Ted J. Nieman, Q.C.	Richard Johnson, C.A.
Chair	Vice President of Finance &
Chief Financial Officer

Saskatoon, Saskatchewan

March 28, 2014

Appendix A

Corporate Governance Disclosure Required Under NI 58-101
1. Board of Directors
(a)	Disclose the identity of directors who are independent

The Board has determined that six of the seven directors nominated for reelection are considered “independent” within the meaning of Board adopted Independence Standards which are based on applicable laws, rules and regulations. The six independent directors are Ted J. Nieman, Ronald J. Hicks, J. Robert Kowalishin, Ray A. McKay, Rita Mirwald and Brian Booth.

(b).	Disclose the identity of directors who are not independent, and describe the basis for that determination	Effective March 31, 2014, Mr. McMillan resigned as President and CEO. Prior to March 31, 2014, he was the President and CEO of the Corporation and was therefore not independent. On March 27, 2014 the Company announced that director Mike Sylvestre would assume the role of President and CEO, on an interim basis, effective April 1, 2014. As such, he will no longer be considered independent.
(c)	Disclose whether or not a majority of the directors are independent.	Six of seven of the Corporation’s directors are independent.
(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Such other directorships have been disclosed in the “Election of Directors” section of this Management Information Circular.
(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.	At each of its meetings the Board and its Committees are given the opportunity to meet independently of Management and non-independent directors at the request of any independent director.
(f)	Disclose whether or not the chair of the Board is an independent director.

Ted J. Nieman, the Chair of the Board, is an independent director. In addition to chairing all Board meetings and setting the Board’s agenda, the Chair’s role is to facilitate and chair discussions among the Corporation’s independent directors. The Chair reviews any comments or requests made by an independent director and oversees the process by which information to independent directors is made available regarding the Corporation’s activities.

(g)	Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.	The attendance record for each director is fully disclosed in the “Election of Directors” section of the Management Information Circular.

2. Mandate of the Board of Directors
	Disclose the text of the Board’s written mandate	The Board’s mandate is attached to the Management Information Circular as Appendix B.
3. Position Description
(a)	Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board Committee.

Position descriptions for the Chair of the Board and each Board Committee chair have been developed and approved by the Board. The Board and Committee mandates set out each Chair’s duties and responsibilities. Position descriptions are reviewed on an annual basis.

(b)	Disclose whether or not the Board and the CEO have developed a written position description for the CEO.	A written position description for the CEO has been developed and approved by the Board.
4. Orientation and Continuing Education
(a)	Briefly describe what measures the Boardtakes to orient new directors regarding the role of the Board, its Committees and its directors and the nature and operation of the issuer’s business.

The Corporation has an orientation and education program in place for current and new directors. All new directors receive a manual containing a record of historical public information about the Corporation, as well as the mandates of the Board, its Committees, and other relevant corporate and business information, including property tours. New directors are encouraged to learn from existing directors and senior executives. In connection with new appointments the orientation program is reviewed regularly.

(b)	Briefly describe what measures, if any, the Board takes to provide continuing education for its directors.

Continuing education opportunities are directed at enabling individual directors to maintain or enhance their skills and abilities as directors. Directors are regularly briefed on strategic issues, regulatory developments, including environmental and safety issues, and other issues that may materially impact the Corporation.

5. Ethical Business Conduct
(a)	Disclose whether or not the Board has adopted a written code for the directors, officers and employees If the Board has adopted a written code:

The Board has adopted written codes of ethics for directors, officers and employees. The complete text of these codes can be found at www.clauderesources.com and are available in print to any shareholder who requests them.

(i)	disclose how a person or company can obtain a copy of the code;	The Board oversees annual compliance certification from each director, officer and employee.
(ii)	describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and	Management updates the Board on compliance with the Code as necessary.
(iii)	provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	No material change reports have been filed since the beginning of the Corporation’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the Corporation’s Code of Ethics.

(b)	Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.	Each director must disclose all actual or potential conflicts of interest and refrain from voting on matters in which the director has a conflict.
(c)	Describe any other steps the Board has taken to encourage and promote a culture of ethical business conduct.	The Board has approved a “whistle blower policy”, to promote, among other things, the disclosure and reporting of any questionable accounting or auditing matters, fraudulent or misleading financial information and violations of the Code of Ethics. Whistleblower reports are provided to the Audit Committee quarterly.
6. Nomination of Directors
(a)	Describe the process by which the Board identifies new candidates for Board nomination.	The process for identifying and recommending the nomination of new Board candidates is set forth in the written mandate of the Board The Board will work with the CEO to determine the competencies and skills it considers necessary to complement each existing director.
(b)	Disclose whether or not the Board has a nominating Committee composed entirely of independent directors	On December 12, 2013 the Nominating & Corporate Governance Committee re-examined the Corporation’s Committee structure and determined that the Nominating & Corporate Governance Committee should be disbanded, effective January 1, 2014. The duties and responsibilities of these Committees have been assumed by the Board.
(c)	If the Board has a nominating Committee, describe the responsibilities, powers, and operation of the nominating Committee.	Not applicable.
7. Compensation
(a)	Describe the process by which the Board determines the compensation for the issuer’s directors and officers.	Director and officer compensation is generally established on the advice of independent consultants. As well, survey information on peer group mining companies is obtained from time to time.
(b)	Disclose whether or not the Board has a compensation Committee composed entirely of independent directors.	Each of the four directors who comprised the Human Resources & Compensation Committee are independent.
(c)	If the Board has a compensation Committee, describe the responsibilities, powers and operation of the compensation Committee.	A description of the Corporation’s Human Resources & Compensation Committee is fully disclosed in the “Committee Reports” section of the Management Information Circular.

(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.	In 2013, the Human Resources & Compensation Committee engaged the services of Mercer (Canada) Limited, an independent compensation consultant, to provide advice and counsel on director and executive compensation and other matters. Full details of such engagement is disclosed in the "Human Resources & Compensation Committee" section of the Management Information Circular.
8. Other Board Committees
If the Board has standing Committee other than the audit and nominating, corporate governance and compensation Committees, identify the Committees and describe their function.	A description of the Corporation’s standing Committee’s is fully disclosed in the “Committee Reports” section of the Management Information Circular
9. Assessments
Disclose whether or not the Board, its Committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments.	Each year detailed, confidential questionnaires are completed that are designed to evaluate the effectiveness and contribution of the Board, the Committees and individual Directors.

The results of the evaluation are analyzed and reviewed by the Board who then consider whether any changes to the Board’s processes, composition or Committee structure is required. When necessary, Management is advised of any suggestions made by Directors for enhancement of processes to aid the work of the Board and its Committees.

The objective of the assessment is to ensure the continued effectiveness of the Board in the execution of its responsibilities and to contribute to a process of continuing improvement.

Appendix B

Claude Resources Inc.

Board of Director’s Charter

I.	Purpose

The Board of Directors (the “Board”) of Claude Resources Inc. (the “Corporation”), elected by the Company’s shareholders, is responsible for the stewardship and oversight of the management of the Corporation and its business. Directors shall exercise their business judgement in a manner consistent with their fiduciary duties. In particular, directors are required to act honestly and in good faith, with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Board may delegate certain of its responsibilities and authority to management and its Committees.

II.	Composition

The Board shall be comprised of that number of Directors as shall be determined from time to time by the Board in accordance with the Corporation’s articles and bylaws.

III.	Meetings

The time and place of the meetings shall be held and the calling of the meetings and procedure in all things at these meetings shall be determined by the Board in accordance with the Corporation’s articles, bylaws and applicable laws. A majority of the members of the Board of Directors shall constitute a quorum.

The Chairman of the Board, in consultation with the appropriate members of Management, develops the agenda for Board Meetings. Information and materials that are important to the Board’s understanding of the agenda items are distributed in advance of the meeting.

Board members are expected to attend the Annual Meeting of Shareholders and all meetings of the Board and committees, in person or via teleconference, on which they serve. Directors must notify the Chairman of the Board of circumstances preventing attendance at a meeting.

IV.	Responsibilities and Duties

Managing the Affairs of the Board

The Board operates by delegating certain of its responsibilities and authority, including spending authorizations, to management and its committees and by reserving certain powers for itself. Any responsibility not delegated to management or a committee of the Board remains with the Board. Subject to the Articles and By-laws of the Company, the Board retains the responsibility for managing its own affairs, including:

a)	planning its composition and size;
b)	selecting its Chair and approving the Chair’s position description;
c)	nominating candidates for election to the Board;
d)	determining independence of Board members;
e)	appointing committees of the Board, membership of directors thereon, and its Chair; and
f)	assessing the effectiveness of the Board, committees and directors in fulfilling their responsibilities.

Management and Human Resources

The Board has the responsibility for:

a)	the appointment and succession of the Chief Executive Officer (the "CEO") and monitoring CEO performance, approving CEO compensation and providing advice and counsel to the CEO in the execution of the CEO’s duties;
b)	approving a position description for the CEO;
c)	reviewing CEO performance at least annually, against agreed-upon written objectives;
d)	approving decisions relating to senior management, including the:
i)	appointment and discharge of officers of the Company and members of the senior leadership team;
ii)	compensation and benefits for members of the senior leadership team;
iii)	acceptance of outside directorships on public companies by executive officers;
iv)	monitoring annual corporate objectives utilized in determining incentive compensation or other awards to officers;
e)	taking all reasonable steps to ensure succession planning programs are in place, including programs to train and develop management; and
f)	determining director compensation.

Strategy and Plans

The Board has the responsibility to:

a)	participate in strategic planning sessions to ensure that management develops, and ultimately approve, major corporate strategies and objectives;
b)	monitor management’s achievements in implementing major corporate strategies and objectives, in light of changing circumstances;
c)	approve capital commitment and expenditure budgets and related operating plans;
d)	approve financial and operating objectives used in determining compensation; and
e)	approve property divestitures and acquisitions of $1,000,000 or more.

Mineral Reserves & Mineral Resources

The Board has the responsibility for:

a)	the annual review of the Company’s mineral reserves and resources;
b)	the integrity of the Company’s reserves evaluation and reporting system;
c)	the Company’s compliance with legal and regulatory requirements related to reserves evaluation, preparation and disclosure;
d)	the qualifications and independence of the Company’s independent engineering consultants;
e)	the qualifications of the Company’s Qualified Persons;
f)	the adequacy of performance of the Company’s independent engineering consultants; and
g)	the business practices and ethical standards of the Company in relation to the preparation and disclosure of reserves.

Financial and Corporate Issues

The Board has the responsibility to:

a)	take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;
b)	monitor operational and financial results;
c)	approve annual financial statements and related Management’s Discussion and Analysis, review quarterly financial results and approve the release thereof by management;
d)	approve the Management Proxy Circular, Annual Information Form, Form 40F and documents incorporated by reference therein;

e)	approve financings and issue and repurchase of shares, issue and redemption of debt securities;
f)	approve appointment and monitor independence of external auditors;
g)	approve banking resolutions and significant changes in banking relationships;
h)	approve appointments, or material changes in relationships with corporate trustees;
i)	approve all awards of stock, stock options and other incentive compensation awards and other compensation to executive officers pursuant to the Company’s executive plans and programs;
j)	approve contracts, leases and other arrangements or commitments that may have a material impact on the Company;
k)	approve spending authority guidelines; and
l)	approve the commencement or settlement of litigation that may have a material impact on the Company.

Business and Risk Management

The Board has the responsibility to:

a)	take all reasonable steps to ensure that management has identified the principal risks of the Company’s business and implemented appropriate strategies to manage these risks, understands the principal risks and achieves a proper balance between risks and benefits;
b)	review reports on capital commitments and expenditures relative to approved budgets;
c)	review operating and financial performance relative to budgets or objectives;
d)	receive, on a regular basis, reports from its committees on matters relating to, among others, ethical conduct, environmental management, employee health and safety, human rights, and related party transactions; and
e)	assess and monitor management control systems by evaluating and assessing information provided by management and others (e.g. external auditors) about the effectiveness of management control systems.

Policies and Procedures

The Board has responsibility to:

a)	monitor compliance with all significant policies and procedures by which the Company is operated;
b)	direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards;
c)	provide policy direction to management while respecting their responsibility for day-to-day management of the Company’s businesses; and
d)	review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment).

Compliance Reporting and Corporate Communications

The Board has the responsibility to:

a)	take all reasonable steps to ensure the Company has in place effective disclosure and communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;
b)	approve interaction with shareholders on all items requiring shareholder response or approval;
c)	take all reasonable steps to ensure that the financial performance of the Company is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;
d)	take all reasonable steps to ensure that financial results are reported fairly and in accordance with generally accepted accounting principles;
e)	take all reasonable steps to ensure the timely reporting of any other developments that have significant and material impact on the Company; and
f)	report annually to shareholders on the Board’s stewardship for the preceding year.

General Legal Obligations of the Board of Directors

The Board is responsible for:

a)	directing management to ensure legal requirements have been met and documents and records have been properly prepared, approved and maintained;
b)	approving changes in the By-laws and Articles of Incorporation, matters requiring shareholder approval, and agendas for shareholder meetings;
c)	approving the Company’s legal structure, name and logo; and
d)	performing such functions as it reserves to itself or which cannot, by law, be delegated to Committees of the Board or to management.

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